UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Western Silver Corporation

(Translation of registrant’s name into English)

Suite 1550, 1185 West Georgia Street, Vancouver, B.C., V6E 4E6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 10l(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Silver Corporation
(Registrant)

Date: November 22, 2004	By:	/s/ Lawrence Page
(Signature) *
Lawrence Page, Corporate Secretary

*	Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of Information contained In this form are not required to respond unless the form displays a currently valid OMB control number.

REVISED

WESTERN SILVER CORPORATION

Initial Annual Information Form

For the year ended September 30, 2003

Dated as of November 9, 2004

T able of Contents

INCORPORATION OF FINANCIAL STATEMENTS AND DATE OF INFORMATION

Incorporated by reference into this Initial Annual Information Form (“AIF”) are the audited Financial Statements of Western Silver Corporation (“Western Silver” or the “Company” or the “Issuer”) for the years ended September 30, 2003 and 2002 together with the auditors’ report thereon. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts referred to in this AIF are in Canadian dollars unless otherwise indicated.

All information in this AIF is as of November 9, 2004 unless otherwise indicated.

The AIF is being filed pursuant to Part 3 of National Instrument 44-101. The AIF incorporates the Company’s Form 20-F (the “Form 20-F”) as the Company’s alternative form of annual information form for the fiscal year ended September 30, 2003 and updates the information in the Form 20-F as described in the general disclosure in this AIF and incorporates specific additional information as disclosed under the heading “Additional Information Incorporated by Reference”. The Form 20-F was prepared pursuant to the Securities Exchange Act of 1934. The agreements listed under the heading “Material Contracts” of the Form 20-F and the Exhibits 2.1 through 32.1 of the Form 20-F are not incorporated by reference into this AIF.

Cautionary Statements Regarding Forward Looking Statements

This Annual Information Form and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western Silver to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Annual Information Form. Although Western Silver has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CORPORATION STRUCTURE

Refer to Item 4 “Information on the Company” in the Form 20-F attached as Appendix A hereto.

GENERAL DEVELOPMENT OF THE BUSINESS

Western Silver Corporation is a Canadian mineral exploration and development company with an emphasis on silver, gold, lead and zinc projects located in North America. Since 2001, the Company has focussed almost exclusively on the Peñasquito Project located in Zacatecas State, Mexico. The Chile Colorado zone within the Peñasquito property is the subject of a Pre-Feasibility study completed in March, 2004, the summary of which is reproduced below. As the Peñasquito project has gained prominence, the Company’s other projects, being the San Nicolas project in joint venture with Teck Cominco Limited (“Teck Cominco”), and the Carmacks project owned 100% by the Company have been maintained on a “care and maintenance” basis only.

Refer to Item 4 “Information on the Company” in the Form 20-F attached as Appendix A hereto. The Form 20-F is updated by the Material Change Reports incorporated by reference under “Additional Information Incorporated by Reference” in this AIF and additional information provided in this AIF.

Recent Developments

The Company’s material property is its Peñasquito property in Mexico. Since the date of the Form 20-F, the Company has received

1.	a technical report entitled “Peñasquito Pre-Feasibility Study” dated March 2004 (the “Pre-Feasibility Study”) (as amended to reflect changes in section “1.2 Introduction & Terms of Reference” and re-filed on SEDAR on November 15, 2004) prepared by M3 Engineering Technology Corporation” (“M3”) recommending the Company proceed with a full feasibility with respect to the Chile Colorado Zone of the Company’s Peñasquito property. See the disclosure under “Narrative Description of the Business” below. The executive summary of the Pre-Feasibility Study may be viewed on SEDAR. See “Additional Documents” herein; and

2.	an independent resource estimate at Peñasco that significantly expands the mineral resource at the Company’s wholly-owned Peñasquito property in central Mexico. See the Material Change Report dated October 4, 2004 which is incorporated by reference in this AIF and may be viewed on SEDAR”. See “Additional Documents Incorporated by Reference” herein.

The Company also completed a brokered private placement financing in December 2003 with Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc. and Orion Securities Inc. and raised gross proceeds of $12,360,000. The Company issued 2,400,000 common shares at $5.15 each, and 240,000 underwriter’s options exercisable for two years at $5.78 each.

NARRATIVE DESCRIPTION OF THE BUSINESS

Refer to Item 4 “Information on the Company” in the Form 20-F attached as Appendix A hereto. The Form 20-F is updated by the Material Change Reports incorporated by reference under “Additional Information Incorporated by Reference” in this AIF and additional disclosure provided herein.

The following information regarding the Chile Colorado zone of the Peñasquito property is extracted from the executive summary of the Pre-Feasibility Study:

“Western Silver Corporation (Western Silver) owns 100% of the mineral rights to a large area covering approximately 39,000 hectares located in the north-eastern portion of the State of Zacatecas in northern Mexico. The portion of this area referred to as the Peñasquito property lies approximately 27 km west of the town of Concepcíon del Oro in a wide, generally flat valley covered by coarse grasses and cacti.

Investigations on this property have revealed indications of several major intrusive related zones of silver, gold, zinc and lead mineralization. This study considers only one of those zones, the Chile Colorado zone, which has been the subject of most of the investigations to date. All monies in this study are in US dollars.

The Chile Colorado sulphide resource** has been estimated by SNC-Lavalin Engineers and Constructors at a $3.75 cut-off and has 81.2 million tonnes grading 43.4 g/t (1) silver, 0.36 g/t gold, 0.37% lead and 0.98% Zn in the measured category, 67.5 million tonnes grading 23.4 g/t silver, 0.31 g/t gold, 0.18% lead and 0.67% zinc in the indicated category and 28.8 million tonnes in the inferred category grading 21.9 g/t silver, 0.23 g/t gold, 0.18% lead and 0.50% zinc. In accordance with guidelines, only material in the measured and indicated categories has been used in the economic evaluation of this deposit.

The proven and probable reserves for the deposit are contained within an engineered pit design based on a floating cone analysis of the resource block model using the measured and indicated sulphide resources. The estimated reserve for the Chile Colorado deposit is 98.4 million tonnes, classified as proven and probable, above a $3.75/tonne cut-off, with an average grade of 39.65g/tonne silver, 0.36g/tonne gold, 0.34% lead and 0.93% zinc. The life-of-mine strip ratio is 2.41:1.

The plan is to develop the property as an open pit mine with an average ore production rate of 20,000 tonnes per day. Ore will be mined using two electric shovels and a fleet of diesel haul trucks, the number will vary depending on the phase of the development. The ore processing is generally conventional; haul trucks will deliver ore to a primary crusher, from where it will be conveyed to a SAG (2) mill, ball mill, pebble crusher combination. The flotation circuit will first remove carbonaceous material before floating a lead concentrate and then a zinc concentrate. The concentrate slurries will first be thickened and then dewatered using pressure filters. The dewatered concentrates will be stockpiled before loading onto road vehicles for transport to the smelters.

Process water will be obtained from wells located on site and from pit dewatering. Process design will highlight water conservation. Tailings and waste will be stored on a clay base and carefully structured to facilitate closure and reclamation. A new power line will be constructed as part of the project from the existing substation at Concepcíon del Oro to supply electric power for the project. Concentrate from the plant is expected to be processed both locally and overseas.

For the purpose of this study it is has been assumed that the lead concentrate sales will be sent to the Torreon smelter some 200km west of Peñasquito. Zinc concentrate will most probably be split between Mexican and overseas markets in either Asia or Europe. Concentrate destined for overseas markets will be trucked to the railhead at Terminal and railed from there to the appropriate port; on the west coast for Asian sales and the east coast for European sales.

Over the 13.5 year mine life it is expected that approximately 1.44 million tonnes of zinc concentrate and 509 thousand tonnes of lead concentrate will be produced, containing a total of 103 million oz of silver, 626 thousand oz of gold, 287 thousand tonnes of lead and 835 thousand tonnes of zinc.

Total capital investment in the project is estimated to be $164.4 million over the life of the mine. The operating costs are estimated to average $5.63 per tonne of ore. After the deduction of a 2% NSR (3) royalty payable to Kennecott (4), the economic model for the project indicates an after-tax internal rate of return (IRR) of 15.3%, based on 100% equity, using metal prices of $5.50/oz silver, $350.00/oz gold, $0.30/lb lead and $0.45/lb zinc.

It is M3’s opinion that the development of the Chile Colorado deposit on its own, as envisaged in this report, offers significant economic potential. There are opportunities to improve the economic potential with, for example, used equipment if available, improved precious metals recovery and increased reserves. The presence of other mineralized zones in close proximity, which are being investigated at the moment, offers even further opportunities. To date, the oxide material has been treated as waste. This oxide material presents a strong opportunity to improve the economic viability of the project in the form of a heap leach operation as this material is known to be amenable to direct leaching.

The project should be carried forward to the full feasibility study stage to increase the level of confidence in the conclusions of this report. The feasibility should incorporate, to the maximum extent possible, the opportunities noted in the previous paragraph. The possibility of this being a flagship property exists. With the recent significant improvement in all metal prices this work should proceed as quickly as possible and the plan to implement the design and construction of the project should similarly proceed on a fast-track basis.”

(1)	grams per tonne
(2)	SAG or Semi-autogenous grinding is a method of grinding rock in which the grinding media consist of larger pieces of rock and steel balls.
(3)	net smelter royalty
(4)	Kennecott Canada Explorations Inc.
**	The Company has received an independent resource estimate at Penasco which increases the resources at the Company’s wholly-owned Peñasquito property in central Mexico. This increased resource estimate was obtained subsequent to and is therefore not reflected in the reserve calculations in the M3 2004 Report. The increased resource estimate was calculated by Jim Marlow, P. Eng., Principal of Marlow Mining Engineering Services as the independent qualified person for the purposes of National Instrument 43-101. See the Material Change Report dated October 4, 2004 which is incorporated by reference in this AIF.

RISK FACTORS

In addition to the other information presented in this AIF, the following risk factors should be considered carefully in evaluating the Company and its business.

1. The Company Has Incurred Losses. Since its merger with Thermal Exploration Company in 1995, the Company has incurred net losses and will continue to incur losses until it can derive sufficient revenues from its projects.

2. The Company Must Obtain Additional Financing to Conduct Exploration and Development on Its Properties. The Company does not have sufficient financial resources available to undertake extensive exploration or, if warranted, development programs. Further exploration or commercial development, if warranted, would require additional financing. There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all.

3. The Company Is In The Exploration Stage. The Company is in the exploration stage. None of the properties in which it has interests are in commercial production. In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties will turn out not to be worth further expense. The Company may thus expend significant amounts of financing and effort on any or all of its properties without reaching a stage of commercial production.

4. Mineral Exploration and Development Activities Inherently Risky. The business of mineral exploration and extraction involves a high degree of geological, technical and economic uncertainty because of the difficulty of locating a viable mineral deposit, the costs and other risks involved in bringing a deposit into production and the uncertainty of future mineral prices. Few properties that are explored are ultimately developed into production.

Although the Chile Colorado Zone of the Company’s Peñasquito Property has proven reserves as defined in Canadian securities laws, the commercial viability of developing the project will depend on the results of a full feasibility study which is not yet complete. The Peñasquito Property does not have proven reserves as defined in U.S. securities laws. At present, none of the Company’s other properties should be considered to have a known body of commercial ore as feasibility studies on the Company’s San Nicolas and Carmacks projects have not been updated for several years.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs. Although the Company carries liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

If the Company’s Peñasquito Property or its properties are found to have commercial quantities of ore, the Company would be subject to additional risks respecting any development and production activities. The Company does not presently own surface rights to the land required for any mining on the Peñasquito Property and has not yet entered into negotiations to obtain the land. There is no assurance that the Company will obtain adequate surface rights to the land.

5. Fluctuation of Mineral Prices. Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company’s properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

6. No Experience in Placing Properties Into Production. The Company has no experience in placing mineral deposit properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places mineral deposit properties into production.

7. Title Risks. The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. The Company has conducted an internal investigation of title to its significant resource properties. Based on a review of records maintained by the relevant government agencies in Mexico, and, based upon legal opinions prepared for the Company in the case of the Peñasquito Property, its resource properties or interests therein are registered in the name of the Company or its appropriate joint venture partner. There is no guarantee of title to any of the Company’s properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

8. The Company’s Interests in Its San Nicolas Joint Venture is Subject to Dilution and Other Risks. Under the terms of its joint venture agreements for the San Nicolas project, the Company may earn a specified percentage in a joint venture provided that the Company spends a required amount on project expenditures for the joint venture. In the event the Company ceases to make its project expenditures, its interest in the joint venture will be subject to dilution. In addition, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s financial condition or the viability of its interests held through joint or cooperative ventures: (i) disagreements with joint or cooperative venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; (iii) mismanagement of the operations by a joint venture partner; and (iv) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

9. Risks Related to Doing Business in Mexico. Various matters, which are specific to doing business in Mexico, may create additional risks or increase the degree of such risks associated with the Company’s activities. These risks include the following:

a. The Company Must Seek Government Approval to Develop Mines. The establishment, operation and terms of the joint ventures through which any particular mineral property is to be explored or operated are all subject to obtaining Mexican government approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labor, and environmental regulations. The Company currently, either on its own or though joint venture partners, has obtained licenses to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations on any property. Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved may vary potentially restricting the Company’s operations. The process for obtaining these approvals can be costly and lengthy.

b. Environmental Regulations May Adversely Affect the Company’s Projects. The Company’s operations are subject to environmental regulations promulgated by various Mexican government agencies from time to time. Violation of existing or future Mexican environmental rules may result in various fines and penalties. As Mexico’s economy modernizes and expands, it is expected that regulations covering environmental protection and the reclamation and remediation of industrial sites would be strengthened which could increase the operating costs in Mexico.

It is industry practice for North American mining companies like Teck Cominco, the Company’s joint venture partner at its San Nicolas project, to apply the more stringent standards of their home countries to foreign operations regardless of local practices. Should Teck Cominco choose to initiate production of a property in joint venture with the Company, its operations would likely be carried out using North American environmental standards. It is common practice for the estimated costs of reclamation and remediation of mine sites to be included in the capital cost of a project. A project would have to be able to provide an adequate return on all capital, including estimated reclamation costs, to be considered viable.

c. Politics of Mexico May Adversely Affect the Company’s Investments. The Company’s investments may be adversely affected by political, economic and social uncertainties in Mexico. Changes in leadership, social or political disruption or unforeseen circumstances affecting Mexico’s political, economic and social structure could adversely affect the Company’s property interests or restrict its operations. The Company’s mining exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

d. Economic Uncertainty May Adversely Affect the Company’s Investments. The Company’s operations in Mexico may be adversely affected by economic conditions in Mexico which could have a material adverse effect on the Company’s results of operations and financial condition.

10. Foreign Currency Fluctuation. The Company minimizes the risks associated with Mexican currency fluctuations by paying its expenses in Mexico in U.S. dollars. Since the Company’s financial results are reported in Canadian dollars and most of the Company’s financial assets are maintained in Canadian dollars, its financial position and results are impacted by exchange rate fluctuations between the Canadian and U.S. dollars and increases in the U.S. dollar relative to the Canadian dollar could have a negative impact on operations. The Company does not engage in foreign currency hedging transactions.

11. Western Silver is a Passive Foreign Investment Company for United State Federal Income Tax Purpose. Western Silver believes that it is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes. As a result, a United States holder of Western Silver’s common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders’ common shares or upon receipt of “excess distributions,” unless such holder of common shares elect to be taxed currently on his or her pro rata portion of the Company’s income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply. Further, the elections will increase the administrative and regulatory burden on Western Silver.

12. Risks Relating to Statutory and Regulatory Compliance. The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting, however such permits are, as a practical matter, subject to the discretion of government authorities and there can be no assurance that the Company will be successful in maintaining such permits. Further, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See “Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

13. Insurance Risk. No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

14. Competition. Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

15. Dependence on Key Management and Employees. The Company’s development depends on the efforts of key members of management and employees. Loss of any of these people could have a material adverse effect on the Company. The Company does have consulting agreements with its key employees, which provide, among other things, that either party may terminate on 30 days notice. The Company does not have key person insurance with respect to any of its key employees.

16. Share Price Volatility. Securities markets have a high level of price and volume volatility, and the market price of securities of many companies, including the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Refer to Item 3 “Key Information” in the Form 20-F attached as Appendix A hereto.

MANAGEMENT DISCUSSION AND ANALYSIS

Refer to Item 5 “Operating and Financial Review and Prospects” in the Form 20-F attached as Appendix A hereto.

MARKET FOR SECURITIES

Refer to Item 9 “The Offering and Listing” in the Form 20-F attached as Appendix A hereto.

DIRECTORS AND OFFICERS

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each director’s term of office expires at the next annual general meeting of shareholders, expected to be held in March 2005.

Name, Position and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Director, Officer or Shareholder Since	Number of Shares(1)
Dale Corman Director, Chairman of the Board and Chief Executive Officer USA.	Chairman of the Board and Chief Executive Officer of the Company.	October 31, 1995	420,000

Thomas C. Patton Director, President and Chief Operating Officer USA	President and Chief Operating Officer of the Company.	January 1, 1998	317,000

Lawrence Page, Q.C. Director and Secretary Canada	Securities Lawyer.	January 28, 1997	Nil

David Williams(2) Director Canada	President, Roxborough Holdings Limited, a private investment company.	August 10, 2003	374,800

Name, Position and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Director, Officer or Shareholder Since	Number of Shares(1)
Klaus Zeitler(2) Director Canada	Senior Vice-president, Teck Cominco Limited from March, 1997 to October 2002.	September 18, 2000	Nil

Robert Gayton(2) Director Canada	Chartered Accountant; Vice-President Finance of the Company (1995 to Jan. 2004); financial consultant to the mineral exploration and technology industries since 1990.	January 1, 1996	14,200

Lee Bilheimer Director Canada	Engineering consultant since 1994; formerly Vice-President Construction, Teck Cominco Limited.	July 25, 1997	Nil

Jonathan Clegg Project Manager Canada	Mining Engineer.	January 20, 2004	Nil

Gerald Prosalendis Vice-president, Corporate Development Canada	Corporate development consultant.	January 7, 2004	Nil

Joseph Litnosky Vice-president, Finance Canada	Business, corporate development and financial consultant since 1990.	January 20, 2004	Nil

Jeffrey Giesbrecht Vice-president, Legal Canada	Securities and mining lawyer; General Counsel to Western Silver since 1998.	July 13, 1998	3,000

NOTES:

(1)	The information as to country of residence, principal occupation, and shares beneficially owned or controlled, not being within the knowledge of the Company, has been furnished by the respective individuals.
(2)	Denotes member of Audit Committee.

F. Dale Corman, B.Sc., P.Eng.

Chairman & Chief Executive Officer

Mr. Corman graduated with a Bachelor of Science degree in geology from Rensselaer Polytechnic Institute in Troy, New York in 1961 and obtained Professional Engineer status in Ontario in 1972. He has 30 years experience as a senior corporate officer of publicly listed companies and has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing and corporate management.

Thomas C. Patton, B.Sc., M.Sc., Ph.D.

President & Chief Operating Officer

Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has since worked with both junior and senior mining companies. His exploration efforts have concentrated on North America and have resulted in several significant discoveries and reserve expansions of existing operations. Prior to joining Western Silver, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Canada Explorations Inc., where he served as Senior Vice President, Exploration and Business Development. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Lawrence Page, B.A., LL.B., Q.C.

Director & Secretary

Mr. Page obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965. Thereafter he studied labour law and industrial relations in Sydney, Australia as a Commonwealth Scholar, returning to active practice in Vancouver in 1967. In 1970, he was a founding partner of Worrall Scott and Page where he practiced until 1995. Mr. Page was counsel for and a Director of Corona Corporation (now Homestake) and Prime Resources Corporation which have brought into production and operate Canadian gold mines.

Robert J. Gayton, B.Comm., Ph.D., FCA

Director, Audit Committee Member

Dr. Gayton, F.C.A., graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies.

Klaus Zeitler, Ph. D.

Director, Audit Committee Member

Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler remains active in mineral exploration and development through a number of ventures in addition to Western Silver.

David Williams, MBA

Director, Audit Committee Member

Mr. Williams obtained a Master of Business Administration Degree from Queen’s University in 1964 and was a recipient of a Doctor of Civil Laws from Bishop’s University in 1966. Mr. Williams currently manages investments for a private family holding company and is involved in community affairs, including Bishop’s University where the Faculty of Business and Economics is named in his honour. He is a director of Bennett Environmental Inc., Metro One Telecommunications Inc. and ReFocus Group Inc. and is a past director of Drug Royalty Corporation Inc., Equisure Financial and Duff & Phelps.

Lee Bilheimer, B.Sc., P.Eng.

Director

Mr. Billheimer has served as a director of Western Silver since its creation, and served as a consultant to the Company in the development of the Carmacks project. Mr. Billheimer was formerly Vice-president Construction for Teck Cominco Limited and Vice President, Project Development for Cominco Alaska Inc.

Jonathan Clegg, P.Eng.

Project Manager

Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has nearly 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979 Mr. Clegg worked in South Africa on a number of projects before joining Kilborn Engineering. In 1979 he moved to Canada with Kilborn and remained with the company until 2002. During the last ten years he held a number of positions of responsibility with Kilborn; from 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd.

Joseph Litnosky, B. Comm, C.M.A.

Vice-president, Finance

Mr. Litnosky obtained his degree in Commerce from the University of British Columbia in 1986 and his Certified Management Accounting designation in 1990. He has more than seventeen years of experience in business, corporate finance, and financial management including four years as manager of Finance and Administration for Billiton Metals Canada Ltd. and the BHP Billiton Investment Group; six years as Chief Financial Officer for various junior mining companies; and, six years as Chief Financial Officer for Glacier National Life Assurance Company, a Canadian national insurance company.

Gerald Prosalendis

Vice-president, Corporate Development

Mr. Prosalendis was Vice President of Corporate Development of Dia Met Minerals Ltd. and was involved in developing the Ekati mine, Canada’s first diamond mine, and the sale of Dia Met to BHP Billiton for $687 million. Mr. Prosalendis has consulted to Anderson & Schwab Inc., a mineral and business consulting firm based in New York; is vice president of corporate development of Shear Minerals Ltd.; a former business editor of The Vancouver Sun; former senior counselor to James Hoggan and Associates, Western Canada’s leading communications firm.

Jeffrey Giesbrecht, B. Eng., Ll.B.

Vice-president, Legal

Mr. Giesbrecht completed his degree in engineering geophysics in 1989 and worked in mineral exploration throughout North America before receiving a law degree in 1994. During his legal career he has specialized in mining and securities law and has acted as Western Silver’s General Counsel since 1998.

Corporate Cease Trade Orders or Bankruptcies

No director, officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the ten years prior to the date hereof has been, a director or officer of any other Company that, while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the other Company access to any exemptions under Canadian securities legislation for a period of more than thirty consecutive days, was became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, save as described below:

Lawrence Page, Robert Gayton, Thomas Patton and Jeffrey Giesbrecht were directors or officers of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

Lawrence Page is a director and the President of Saturna Beach Estates Ltd., a private company formed under the laws of British Columbia, Canada (“SBEL”). This company conducts the business of a vineyard and winery. On August 17, 2004 SBEL obtained an Order from the Supreme Court of British Columbia under the provisions of the Companies’ Creditors Arrangement Act (Canada) that allows the Company to continue to run the daily business affairs of the Company without creditor action during financial reorganization.

ADDITIONAL INFORMATION

A. Additional Information Incorporated by Reference

The undernoted documents of Western Silver, filed with the securities commissions in British Columbia, Alberta and Ontario, are specifically incorporated by reference into, and form an integral part of, this AIF.

Material Change Reports:

1.	Material Change Report dated November 21, 2003, respecting execution of an underwriting agreement with Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc. and Orion Securities Inc. for private placement financing;

2.	Material Change Report dated December 16, 2003, respecting the closing of the private placement financing for gross proceeds of $12,360,000;

3.	Material Change Report dated April 13, 2004, respecting completion by M3 Engineering Technology Corporation of a pre-feasibility study on Chile Colorado zone at Peñasquito, Mexico; and

4.	Material Change Report dated October 4, 2004, respecting a mineral resource estimate at Peñasco which increases the mineral resource at its wholly-owned Peñasquito property in Mexico.

B. Additional Information

Technical Reports:

The Company has filed the following technical reports (collectively, the “Technical Reports”) on SEDAR respecting its Peñasquito property in Mexico, which is the Company’s material property for the purpose of National Instrument 43-101:

1.	“Minera Peñasquito, S.A. de C.V. Peñasquito Project, Mineral Resource Estimate for Chile Colorado Zone” dated March 2003 (excluding Appendices), prepared by SNC Lavalin Engineers and Constructors as amended (in the Notice to Reader) and re-filed on SEDAR on November 15, 2004; and

2.	Executive Summary from the “Peñasquito Pre-Feasibility Study” dated March 2004, prepared by M3 Engineering Technology Corporation, as amended (to reflect changes in section “1.2 Introduction & Terms of Reference”)and re-filed on SEDAR on November 15, 2004.

C. Access to Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s information circular for the Annual Meeting of Shareholders held on March 4, 2004.

The Company, upon request being made to the Company’s Vice-president, Legal, Jeffrey Giesbrecht at 1550 – 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, fax (604) 688-4670, will provide to any person or company:

(a)	when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)	one copy of this AIF together with one copy of each document, or the pertinent pages of any document, incorporated by reference into this AIF;

(ii)	one copy of the comparative financial statements for its most recently completed financial year for which financial statements have been filed and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii)	one copy of the information circular for its annual general meeting held March 4, 2004; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b)	at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Company may require payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

APPENDIX A

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003.

☐	TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSACTION PERIOD FROM              TO

Commission File Number 0-13933

Western Silver Corporation

(Exact name of Registrant as specified in its charter)

A Corporation Formed Under The Laws Of British Columbia

(Jurisdiction of Incorporation or Organization)

Suite 1550, 1185 West Georgia Street

Vancouver, British Columbia, Canada V6E 4E6

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Common Shares	American Stock Exchange
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (as of September 30, 2003) - 35,184,081

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

APPENDIX A

Introduction And Use of Certain Terms

Western Silver Corporation is a corporation incorporated under the laws of the province of British Columbia, Canada. As used herein, except as the context otherwise requires, the term “Western”, “Western Silver” or the “Company” refers to Western Silver Corporation and its consolidated subsidiaries. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. Unless otherwise indicated, reference to dollar amounts in this Annual Report shall refer to Canadian dollars.

Western Silver files reports and other information electronically with the Securities and Exchange Commission (the “SEC”) located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of Western Silver’s filings on EDGAR with the SEC by accessing their website located at www.sec.gov. You may access Western Silver’s reports filed with Canadian securities administrators via SEDAR by accessing their website at www.sedar.com.

The Company’s head office and principal place of business are located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6. The registered and records offices of the Company are also located at the same address.

Forward-Looking Statements

The following information and discussion in the Annual Report contains forward-looking statements regarding events and financial trends which may affect the Company’s future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in forward looking statements. These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are principally in Mexico, all of which factors are set forth in more detail in the section entitled “Risk Factors” in Item 3.D.

Glossary of Mining Terms

Alteration	changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydro-thermal solutions.

Anomalous	inconsistent with or deviating from what is usual, normal or expected.

Anomaly	the geographical area corresponding to anomalous geochemical or geophysical values.

Assay	a chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Carried interest	an interest which does not require funding.

Felsic	light-colored igneous rock poor in iron and magnesium content, abundant in feldspars and quartz.

Geology	a science that deals with the history of the earth as recorded in rocks.

Geophysical survey	an exploration method that measures magnetic, electrical or other physical characteristics of the earth, the results of which can be interpreted and used to predict the possibility of economic mineral concentrations beneath the surface of the earth.

Grade	the concentration of an ore metal in a rock sample, given either as weight percent for base metals or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious metals. The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Intrusive/intrusion	an igneous rock that was once molten and has “intruded” into pre-existing rocks in that state, after which it cools.

Mineralization	minerals of value occurring in rocks.

Ore	a naturally occurring material from which one or more minerals may be mined and sold at a profit, or from which some part may be profitably separated.

Sulphide	a compound containing sulphur and some other metal.

Teck or Teck Cominco	Teck Cominco Limited, a mining company with its head office in Vancouver, Canada. Teck Cominco is a joint venture partner of Western Silver.

VMS	Volcanogenic Massive Sulphide – a deposit of massive sulfide mineralization of volcanic origin commonly containing pyrite and variable amounts of gold, silver, copper, lead and zinc mineraliztion.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

The following table sets forth as of January 31, 2004, the names, business addresses and functions of Western’s directors and senior management.

Name	Business Address	Position
Dale Corman, P.Eng.	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Chairman of the Board and Chief Executive Officer of the Company

Thomas C. Patton, Ph.D.	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	President and Chief Operating Officer of the Company

Lawrence Page, Q.C.	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Director & Secretary

David Williams, MBA	42 St. Clair Avenue West Suite 1202 Toronto, Ontario, Canada M4V 1K9	Director& Member of Audit Committee

Robert Gayton, Ph.D., FCA	5145 Ashfeild Road West Vancouver, British Columbia, Canada V7W 2X4	Director & Member of Audit Committee

Klaus Zeitler, Ph. D.	Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1L3	Director & Member of Audit Committee

Lee Bilheimer, P. Eng.	5270 Meadfeild Road, West Vancouver, British Columbia, Canada V6E 4E6	Director

Michael Halvorson (1)	7928 Rowland Road Edmonton, Alberta, Canada T6A 3W1	Director

R. Joseph Litnosky	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Vice-president, Finance and Chief Financial Officer

Gerald Proselandis	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Vice-president, Corporate Development

Name	Business Address	Position
Jeffrey Giesbrecht	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Vice-president, Legal, and General Counsel

Jonathan Clegg	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Project Manager

(1)	Mr. Halvorson has declined to stand for re-election at the Company’s annual general meeting to be held March 4, 2004.

Western’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants. Their address is 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7. PricewaterhouseCoopers has been Western’s auditors since 1995.

Western’s transfer agent and registrar for the common shares is the Computershare Trust Company of Canada in Vancouver, British Columbia, Canada, and Computershare Investor Services of Denver, Colorado, U.S.A.

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected Financial Data

The following selected financial information for the fiscal years ended September 30, 2003, 2002, 2001, 2000 and 1999 is derived from the financial statements of Western Silver and is reported in Canadian dollars. Western Silver’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). There are significant differences between Canadian GAAP and U.S. GAAP including the recording of exploration costs, stock-based compensation and available-for-sale securities. See notes to Western Silver’s financial statements.

The following tables summarize financial data for the Company for the last five recent financial years ended September 30th:

	2003	2002	2001	2000	1999
Operations under Canadian GAAP
Exploration expenses	$20,005	$10,749	$83,773	$118,643	$28,742
(Recovery) Write-off of mineral properties	$329,503	$(258,577)	$8,075,116	$44,234	$661,011
Administration expenses	$1,572,571	$784,811	$725,854	$791,345	$806,389
Other (income) expenses	$(82,098)	$(26,623)	$16,603	$208,717	$(2,186)

Loss for the year	$1,839,981	$510,360	$8,901,346	$1,162,939	$1,493,956

Loss per common share	$0.06	$0.02	$0.39	$0.07	$0.10

Weighted average number of common shares outstanding	$33,087,922	$27,086,487	$23,066,194	$17,825,284	$15,324,989

	2003	2002	2001	2000	1999
Operations under U.S. GAAP
Loss under Canadian GAAP	$1,839,981	$510,360	$8,901,346	$1,162,939	$1,493,956
Adjustments from Canadian GAAP to US GAAP:
Exploration expenditures for the year	$4,549,783	$2,993,378	$2,894,079	$1,625,473	$3,607,262
Exploration costs written-off during the year that would have been expensed in the year incurred	$(329,503)	$(448,000)	$(172,560)	$(44,234)	$(949,903)
Accretion of convertible loan	—	—	—	$474,287	$200,512

Loss for the year – under US GAAP	$6,060,261	$3,055,738	$11,622,865	$3,218,465	$4,351,827

Loss per common share – under US GAAP	$0.18	$0.11	$0.50	$0.18	$0.28

	2003	2002	2001	2000	1999

Consolidated balance sheet under Canadian GAAP

Total Assets	$42,654,402	$38,774,466	$30,349,230	$35,503,873	$36,054,096
Mineral Properties	$39,447,235	$33,985,709	$30,012,071	$35,166,440	$33,584,245
Shareholders’ Equity	$41,782,835	$35,750,121	$27,918,663	$34,879,053	$34,268,673

Consolidated balance sheet under U.S. GAAP

Mineral properties – under Canadian GAAP	$39,447,235	$33,985,709	$30,012,071	$35,166,440	$33,584,245
Cumulative exploration expenditures written off under U.S. GAAP	$(32,777,729)	$(28,557,449)	$(26,012,071)	$(23,290,552)	$(21,709,313)

Mineral properties – under U.S. GAAP	$6,669,506	$5,428,260	$4,000,000	$11,875,888	$11,874,932

The following table sets forth information as to the period ended, the average, the high and the low exchange rate (on a monthly basis) of Canadian Dollars for one U.S. Dollar for the periods indicated based on the noon buying rate from Bank of New York for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended: September 30	Average	Period End	High	Low
1999	1.4768	1.4768	1.4798	1.4735
2000	1.4862	1.4852	1.4882	1.4824
2001	1.5677	1.5675	1.5703	1.5632
2002	1.5734	1.5863	1.5997	1.5318
2003	1.4642	1.3504	1.5942	1.3342

The following table sets forth the average exchange rate for the past six months.

Month	Average
January 2004	1.2960
December 2003	1.3129
November 2003	1.3126
October 2003	1.3218
September 2003	1.3632
August 2003	1.3956

B. Capitalization and indebtedness.

The Company’s capitalization for the five years ended September 30, 2003 is as follows:

	2003	2002	2001	2000	1999
	$	$	$	$	$
Capitalization

Shareholders’ equity – under Canadian GAAP	41,782,835	35,750,121	27,918,663	34,879,053	34,268,673
Measurement differences:
Deficit – under Canadian GAAP	17,550,437	15,710,456	15,200,096	6,298,750	4,661,524
Deficit – under U.S. GAAP	(50,243,120)	(44,445,089)	(41,195,352)	(29,656,097)	(26,370,837)
Convertible loan shown as equity under Canadian GAAP	—	—	—	—	(4,895,927)

Shareholders’ equity – under U.S. GAAP	9,090,152	7,015,488	1,923,407	11,521,706	7,663,433

Indebtedness
Convertible loan shown as debt under U.S. GAAP	—	—	—	—	4,895,927

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

1. The Company Has Incurred Losses. Since its merger with Thermal Exploration Company in 1995, the Company has incurred net losses and will continue to incur losses until it can derive sufficient revenues from its projects.

2. The Company Is In The Exploration Stage And Has No Proven Reserves as defined under United States Securities Exchange Commission regulations. The Company is in the exploration stage. None of the properties in which it has interests are in commercial production. In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties will turn out not to be worth further expense. The Company may thus expend significant amounts of financing and effort on any or all of its properties without reaching a stage of commercial production.

3. The Company Must Obtain Additional Financing to Conduct Exploration on Its Properties. Because the Company is in the exploration stage, it does not have sufficient financial resources available to undertake extensive exploration or, if warranted, development programs. Further exploration or commercial development, if warranted, would require additional financing. There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all.

4. The Company’s Interests in Its Joint Ventures May Be Subject to Dilution. Under the terms of their joint venture agreements, the Company may earn a specified percentage in a joint venture provided that the Company spends a required amount on project expenditures for the joint venture. In the event the Company ceases to make its project expenditures, its interest in the joint venture will be subject to dilution.

5. The Mining Industry Is Highly Speculative. The Company is engaged in the exploration for minerals which involves a high degree of geological, technical and economic uncertainty because of the inability to predict future mineral prices, as well as the difficulty of determining the extent of a mineral deposit and the feasibility of extracting it without the expenditure of considerable money. There is a high level of risk involved.

6. It May Be Difficult to Enforce Civil Liabilities Against the Company. Because all of the assets of the Company and its subsidiaries, as well as the Company’s jurisdiction of incorporation and the residences of many of its officers and directors, are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company who reside outside the United States.

7. Western Silver is a Passive Foreign Investment Company for United State Federal Income Tax Purpose. Western Silver believes that it is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources. As a result, a United States holder of Western Silver’s common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders’ common shares or upon receipt of “excess distributions,” unless such holder of common shares elect to be taxed currently on his or her pro rata portion of the Company’s income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply. Further, the elections will increase the administrative and regulatory burden on Western Silver. See Item 10.E. “Taxation - United States Tax Consequences - Passive Foreign Investment Companies.”

8. Risks Related to Doing Business in Mexico. Various matters, which are specific to doing business in Mexico, may create additional risks or increase the degree of such risks associated with the Company’s activities. These risks include the following:

a. The Company Must Seek Government Approval to Develop Mines. The establishment, operation and terms of the joint ventures through which any particular mineral property is to be explored or operated are all subject to obtaining Mexican government approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labor, and environmental regulations. The Company currently, either on its own or though joint venture partners, has obtained licenses to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations on any property. Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved may vary potentially restricting the Company’s operations.

b. Environmental Regulations May Adversely Affect the Company’s Projects. The Company’s operations are subject to environmental regulations promulgated by various Mexican government agencies from time to time. Violation of existing or future Mexican environmental rules may result in various fines and penalties. As Mexico’s economy modernizes and expands, it is expected that regulations covering environmental protection and the reclamation and remediation of industrial sites would be strengthened which could increase the operating costs in Mexico

It is industry practice for North American mining companies like Teck, the Company’s joint venture partner, to apply the more stringent standards of their home countries to foreign operations regardless of local practices. Should Teck choose to initiate production of a property in joint venture with the Company, its operations would be carried out using North American environmental standards. It is common practice for the estimated costs of reclamation and remediation of mine sites to be included in the capital cost of a project. A project would have to be able to provide an adequate return on all capital, including estimated reclamation costs, to be considered viable. See the “Environmental Considerations” section under the individual property description in Item 4.D. for more details.

c. Politics of Mexico May Adversely Affect the Company’s Investments. The Company’s investments may be adversely affected by political, economic and social uncertainties in Mexico. Changes in leadership, social or political disruption or unforeseen circumstances affecting Mexico’s political, economic and social structure could adversely affect the Company’s property interests or restrict its operations.

Item 4. Information on the Company

Introduction

Western Silver Corporation (“Western Silver” or the “Company”) was incorporated as Western Copper Holdings Limited under the laws of the Province of British Columbia on July 11, 1984 by registration of its memorandum and articles pursuant to the Company Act (British Columbia). Western Silver changed its name to its current name by registration of an amendment to its Memorandum on March 20, 2003.

The registered and records offices of the Company are located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, and its head office and principal place of business is located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6. Its telephone number is (604) 684-9497.

Western Silver has nine subsidiaries that are organized as set out below. Each of the subsidiaries incorporated in Mexico are held as to 99.99% by the entity indicated below and 0.01% by a Mexican individual in accordance with Mexican corporate law. Minera Western Copper, S.A. de C.V. is a corporation formed under the laws of Mexico on December 4, 1995. Minera Penasquito S.A. de C.V., Minera Faja de Plata, S.A. de C.V. and WCI Jeronimo Mexico, S.A. de C.V. are corporations formed under the laws of Mexico on February 21, 1999. Western Copper Holdings Inc. is a corporation formed under the laws of the State of Nevada, United States of America, on May 7, 1996, and which is wholly owned by Western Silver. Carmacks Copper is a corporation formed under the laws of British Columbia on September 19, 1996, by registration of a memorandum and articles, and which is wholly-owned by Western Silver. Western Copper International Ltd., WCI (Penasquito) Limited, WCI (Nicolas) Limited and WCI (Geronimo) Limited were incorporated under the laws of the British Virgin Islands on April 18, 1998.

*	Denotes the Company’s primary projects.

Business and Properties of the Company - Overview

Western Silver is a natural resource company actively engaged in the acquisition, and exploration of mineral resource properties. The following is a discussion of the Company’s primary projects:

Carmacks

The Company acquired the rights to the Carmacks Property in August, 1989 and was active in exploration and development of the Carmacks Property from that time until 1998 when copper prices made further development uneconomic. Since that time, the project has essentially been operated on a “care and maintenance” basis. A commercial ore body has been identified on the Carmacks Property, and the Company has continued to work with the environmental authorities to obtain the required development permits. Basic engineering for the Carmacks Property is complete. For further information see “Material Properties - The Carmacks Property, Yukon Territory” herein.

Up until September 30, 1996, Western Silver owned 50% of the Carmacks Property, and Thermal Exploration Company (“Thermal”) owned the remaining 50%. In 1996, Western Silver and Thermal merged, with Western Silver as the survivor, and thereby placing the Carmacks Property under control of Western Silver.

El Salvador Project

Western Silver signed a letter of intent with Minera Dolores Angustias Y Anexas, S.A. de C.V. (“Minera Dolores”) on November 4, 1994, whereby the Company was granted an option to acquire the El Salvador Property in the State of Zacatecas, Mexico over a four year period. The option was granted in return for the Company making a US$250,000 loan to Minera Dolores. The El Salvador Property was acquired in August, 1996, and a joint venture formed with Teck Cominco (then Teck Corp.) wherein Western Silver contributed the El Salvador Property to the joint venture, and Teck Cominco contributed all ground held by Teck Cominco to complete a 15 km by 15 km block, all of which was placed into the joint venture. See “Material Properties - The El Salvador Project and San Nicolas Deposit” herein.

In 1997, a discovery (the San Nicolas discovery) was made on the property held in the Teck/Western Silver joint venture. After an amendment to the joint venture was made in July 2000, the interests of Teck Cominco and Western Silver in the joint venture were set at 65%/35% respectively, with Teck Cominco holding a 40% carried interest in the project outside the joint venture. This 40% carried interest held by Teck Cominco will be converted, at Teck Cominco’s election, into either a 25% participating interest or a 15% carried interest after a production decision is made. In addition:

•	Teck Cominco was required to provide all financing to complete a feasibility study on the El Salvador project (completed in 2001);

•	Teck Cominco was required to provide all funding for 2000 exploration on the project; and

•	Upon completion of the feasibility study, Teck Cominco has the option of funding all construction and development costs, in which case Western Silver’s interest in the joint venture will be diluted a further 10% to 25%.

Teck Cominco completed a feasibility study in December 2001 and, since that time, the property has been maintained on a “care and maintenance basis”. Drilling during 2003 tested residual targets in adjacent areas without success.

Peñasquito, San Jeronimo And Faja De Plata

On January 30, 1998, Kennecott Canada Explorations Inc. (“Kennecott”) and its Mexican subsidiary, Minera Kennecott S.A. de C.V., and Western Silver and its Mexican subsidiary, Minera Western Copper, S.A. de C.V. (“Minera Western”) signed a letter of intent to enter into a financing and property rights agreement (“Property Rights Agreement”) and to form an alliance (“Strategic Alliance”) for purposes of exploring and developing mineral deposits in Mexico. On March 13, 1998, Kennecott and Western Silver signed an agreement forming the Strategic Alliance. The main components of the Strategic Alliance were:

1)	Kennecott purchased 250,000 shares of Western Silver, at a price of $10.00 per share, and 250,000 share purchase warrants exercisable for two years at $12.00 per share. The exercise price of these warrants was subsequently amended to $2.00 (the warrants subsequently expired unexercised);

2)	Western Silver acquired from Kennecott, for a total of 995,740 shares of Western Silver, the Peñasquito Project, a silver, gold, lead, zinc property located in the Concepcion del Oro district in the northeast corner of the State of Zacatecas. See “Material Properties – Peñasquito Project” herein;

3)	Western Silver was to expend a minimum of US$1,000,000 for exploration in each year of a five year term and, after exploration of US$1,000,000 in the first year, obtained title to the Faja de Plata and San Jeronimo properties also covered by the Property Rights Agreement. See “Other Projects – the San Jeronimo Property, Mexico” for further information; and

4)	Kennecott retained “back in” rights to acquire a 51% interest on any of the properties under the Strategic Alliance, and a net smelter return on any production on the Faja de Plata, Peñasquito or San Jeronimo properties.

The Property Rights Agreement and Strategic Alliance were terminated effective May 5, 1999, at which time Western Silver issued 250,000 shares to Kennecott and paid US$50,000 in exchange for the right to re-purchase the net smelter return on a portion of the Faja de Plata property and terminate the back-in right on all properties.

At the same time, the Company and Teck Cominco agreed to form a new joint venture (the “Ramos J. V.”) with the Company contributing one of the Faja de Plata properties called the “Villa de Ramos” property, located North of El Salvador, to the Ramos J. V., and Teck Cominco contributing ground to the east, west and south. Expenditures on the Ramos J. V. will be split by the Company and Teck Cominco 45% /55% respectively.

The Company has been active on the Peñasquito project, which is considered to be the Company’s primary project (see “Material Projects - Peñasquito Project” below). In addition, the Company is proceeding with exploration on a number of non-core properties. These are the San Jeronimo property, which is currently the subject of a joint venture agreement with Apex Silver Mines Ltd., the Almoloya property which is owned 100% by the Company, and the Las Cuatas property which was formerly a part of the Ramos J.V. but which was dropped by the joint venture. The Company dropped its interest in the El Pirul property during the year ended September 30, 2003.

Agreements with Mauricio Hochschild & Cia Ltda.

Pursuant to formal agreements dated August 24, 2000, Western Silver granted Mauricio Hochschild & Cia Ltda. (“Hochschild”), the right to earn a 68% interest in the Peñasquito and San Jeronimo properties. In order to earn the interest, Hochschild was to expend US$1.75 million over three years in exploration and development on each of the properties.

On March 29, 2001, Hochschild notified the Company that it was terminating the agreement with respect to the Peñasquito and San Jeronimo properties effective June 28, 2001.

Material Projects

Cautionary Note to U.S. Investors

As a British Columbia corporation, the Company is subject to certain rules and regulation issued by the British Columbia Securities Commission (“BC Securities Commission”). The Company files an Annual Information Form on Form 44-101F1 (“AIF”) with the BC Securities Commission via the System for Electronic Document Analysis and Retrieval (“SEDAR”) for Canadian Securities Administrators (“CSA”). Under the AIF, the Company is required to provide detail information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. Further, the Company describes its properties utilizing mining terminology such as “Measured Reserves” and “Indicated Resources” that are required by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”). For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 44-101 adopted by the BC Securities Commission.

A. Peñasquito Project

Western Silver formed the Strategic Alliance on March 13, 1998 with Kennecott for the purpose of exploring and developing mineral deposits in the State of Zacatecas, Mexico. Under the Strategic Alliance, Western Silver acquired the right to earn a 100% interest in the Peñasquito, San Jeronimo and Faja de Plata properties, subject in each case to a back-in right and net smelter return held by Kennecott. Under the Strategic Alliance, Western Silver acquired the Peñasquito Project from Kennecott for 995,740 shares of Western Silver common stock.

The Strategic Alliance was terminated effective May 5, 1999, at which time Western Silver issued 250,000 shares to Kennecott and paid US$50,000 in exchange for, among other things, the termination of the back-in right on the Peñasquito property. Kennecott maintains a 2% net smelter return on the property. In addition, approximately 100 hectares of the Peñasquito property centered in an area known as the “outcrop breccia” is subject to a net smelter return of 3% to Minera Catasillas, S.A. de C.V. pursuant to the underlying acquisition agreements made by Kennecott. The royalty may be purchased at any time for US$5,000,000.

During fiscal 2003 the Company made a property payment of US$654,000 on July 3, 2003 to maintain one of the principal claims in the Peñasquito property, and made total lease and property payments on the Peñasquito property for fiscal 2003 (from October 1, 2002 to September 30, 2003) of US$672,500, including the payment mentioned above. All third party payments relating to the Peñasquito property have now been made.

Pursuant to formal agreements dated August 24, 2000, Western Silver granted Hochschild the right to earn a 68% interest in the Peñasquito project. In order to earn the interest, Hochschild was to expend US$1.75 million over three years in exploration and development on the Peñasquito project. As a term of the agreement, the Company and Hochschild made a US$550,000 (plus 15% IVA) land payment that was due on the Peñasquito property, of which Hochschild paid US$500,000. On March 29, 2001, Hochschild advised the Company that it would terminate the agreement effective June 28, 2001. On that date, 100% of the property reverted to the Company. Hochschild spent over US$1,000,000 at Penasquito in exploration and land holding costs.

Geology

The central Peñasquito project area is underlain by the Caracol formation of late Cretaceous age, a thick, flat lying sequence of calcareous siltstone with lenses of calcareous sandstone. Mineralization, in the form of coarse-grained galena, sphalerite, tetrahedrite and silver sulfosalts, is spatially and genetically related to two large hydrothermal eruptive breccia pipes, the Azul and Outcrop Breccias. These breccias cut the Caracol sediments and are interpreted to have been caused by explosive eruptions of underlying quartz-feldspar porphyry stocks. The breccia pipes are each about a kilometer in diameter and occur inside a quartz-sericite-pyrite alteration halo. Both of the breccia pipes show a crude stratigraphic layering, with sediment-dominant breccias and thin beds of felsic tuff grading downward into porphyry clast and matrix breccias.

Both of the breccia pipes have been intruded by fluidized hydrothermal breccia dikes as well as quartz-feldspar porphyry dikes and small stocks. All the silver-gold-lead-zinc mineralization at Peñasquito is related to the 30 million-year old quartz-feldspar porphyry intrusive event. Three styles of mineralization have been identified:

1.	Sheeted sulfide veinlet and disseminated Ag-Au-Zn- Pb deposits hosted in the Caracol formation. Examples include Chile Colorado, El Sotol, La Palma and El Chamisal.

2.	Disseminated sulfide Ag-Au-Zn-Pb deposits in fluidized hydrothermal breccias and quartz-sericite-pyrite-altered quartz-feldspar porphyry intrusives that occur in both the Outcrop and Azul breccia pipes. The Luna Azul and Peñasco deposits belong to this deposit type.

3.	Disseminated and veinlet Ag-Au-Zn-Pb deposits along clay-altered shear zones that cut the Azul and Outcrop breccia pipes. Examples include Azul NE and Peñasco Sur.

In September 2001 Western engaged SNC Lavalin Engineers and Constructors to provide technical assistance in assessing the economic potential of the Chile Colorado zone within the Peñasquito silver deposit. SNC Lavalin, in conjunction with Western designed a site specific drill program to categorize reserves in the Chile Colorado zone that will meet CSA reporting standards. The results of this drilling program were utilized by SNC Lavalin in their preliminary resource estimate, provided to the Company in March, 2003. In their report, SNC Lavalin estimated that the Chile Colorado zone contains an in-situ mineral resource of 118 million tonnes grading 41.85 g/t silver, 0.36 g/t gold, 0.38% lead and 0.89% zinc, assuming a US$ 4.00 per tonne net smelter return (NSR) cutoff. An additional 58.6 million tonne in-situ inferred resource was also identified, grading 28.98 g/t silver, 0.31 g/t gold, 0.24% lead and 0.69% zinc and using the same US$ 4.00 NSR cutoff.

Scoping Study

In July, 2003, M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona completed a scoping study on the Peñasquito project.

The following is the executive summary of the report by M3 report, the full text of which is available on the Company’s website at www.westernsilvercorp.com and with the Company’s filings on SEDAR.

INTRODUCTION

Although considerable detail is shown in this report, it should still be considered a scoping level study. The mine values for this scoping study are largely based on the Preliminary Mineral Resource Estimate by SNC Lavalin, March 2003. Both inferred and indicated resources are included. A main goal of this study is to determine the viability of this project advancing to the Feasibility Study level which normally precedes detail engineering and construction. Items that need to be further addressed in such a Feasibility Study would include the following:

a) Larger scale drilling program

b) Metallurgical testing program

c) Groundwater hydrology

d) Geotechnical evaluations including tailings study

e) Environmental permitting

f) Advanced mine planning

g) Verification of construction of new 230 KV power line by Comisión Federal de Electricidad (CFE)

MINING, METALLURGY & PROCESS

Mine life is projected to be 12.2 years, with processing tonnage projected at 20,000 TPD and average stripping tonnage projected at 44,000 TPD. The process plant is a conventional SAG and Ball Mill crush/grind/flotation concentrator. The average milling rate is 20,000 TPD, based on a 92% operating time (906 tph while operating). Grades to this mill and metal recoveries are as follows:

	GRADE	RECOVERY (%)
Lead	0.36%	88
Zinc	1.01%	85
Gold	0.40 g/t	65
Silver	45.1 g/t	87

INFRASTRUCTURE AND CAPITAL COST

1.	Infrastructure is all new.

2.	Power will come from a new 230 KV line projected to be built by CFE.

3.	Water will come from a perched groundwater table.

4.	Buildings include the administration building, dining facility, laboratory, warehouse, gate house, first-aid station, mine service complex and dry.

Initial Capital Process Plant and Ancillaries	$104,268,500
Initial Capital Mine Equipment	$24,409,000
Sustaining Capital Mine	$19,950,000
Total	$148,627,500

The process plant costs are within a few percent of historical costs. The sustaining capital taken into account credits for selling shovels (@ 50%), trucks (@ 30%) and drill rigs (@ 25%). These credits are only for equipment sold before the end of mine life. No credit is taken for smaller mining equipment.

OPERATING & MAINTENANCE COSTS

The following costs are based on per tonne of processed material. For mining costs, the stripped waste material is factored in based on a 2.2 stripping ratio.

Mine	$2.03/tonne
Mill	$3.12/tonne
General Administration	$0.25/tonne
Total	$5.40/tonne

ECONOMICS

The IRR for this project is 15.8%, after taxes and based on 100% equity. The pre-tax IRR is 25.6%.

CONCLUSIONS

This project should be advanced to the feasibility study level, addressing those issues in the introduction.

In particular, the following items have risks and/or opportunities associated with them:

•	Verification of 230 kV powerline scheduled to be constructed by CFE and final negotiation of rates

•	Further metallurgical testing to better quantify projected recoveries anticipated

•	Additional drilling program with both increased drilling density and verification of outer limits of ore body i.e., finalization of resources to reserves.

•	Metals prices

•	Groundwater availability and verification of rates

•	Utilization of suitable used equipment, which is not considered in this study

•	Finalization of flowsheet and equipment including such possibilities as the elimination of the tailings thickener (the latter also related to both energy and water costs)

In addition to the above list, some testing has been carried out to investigate the incorporation of a Heavy Media Separation unit operation into the flowsheet. Tests are ongoing but not sufficiently conclusive at this stage to include in this study.

In conclusion, based on data to date the financial indicators for this project appear decidedly favorable.

The Scoping Study set out above is based on certain assumptions that will be further developed in a feasibility study: no feasibility study has yet been done on the Peñasquito project. There is no guarantee that the project contains an economic body of ore, or that feasibility study will generate results as favourable as the scoping study, and there is no guarantee that the Scoping Study will be indicative of results obtained by mining.

B. El Salvador Project and San Nicolas Deposit, Mexico

The Company’s interest in the El Salvador Project is currently held by Minera Tama, S.A. de C.V. (“Minera Tama”), with Teck Cominco holding 65% of the shares of Minera Tama and Minera Western holding the remaining 35%. Within the El Salvador project, approximately 1/3 of the property (including the San Nicolas Deposit area) is held 60% by Minera Tama, with a 40% carried interest held outside of the joint venture by Teck Cominco. Once a production decision has been made this 40% interest is convertible, at Teck Cominco’s election, into either a 15% carried interest or a 25% participating interest. The balance of the El Salvador project is held 100% by Minera Tama.

The El Salvador Project is located approximately 40 miles southeast of the city of Zacatecas in the State of Zacatecas, Mexico. In October 1994, Western Silver acquired an option to purchase a 100% interest in the El Salvador claim from Minera Dolores, subject to a 2.5 to 3.0% net smelter return. Western Silver loaned Minera Dolores US$250,000 for working capital and to complete a small vat leach operation on high grade material. In a letter agreement dated August 20, 1996, between Western Silver, Teck Cominco and Minera Dolores, the US$250,000 loan was forgiven in return for the El Salvador claim being transferred to Teck Cominco, subject to a 2% net smelter return royalty. At the same time, Teck Cominco and Western Silver signed an agreement whereby they both agreed to participate in the exploration and development of the El Salvador claim and surrounding properties comprising a total of 225 square kilometers, with initial interests of 55% for Teck Cominco, and 45% for Western Silver (the “El Salvador Project”). In a portion of the El Salvador Project, the joint venture holds only a 60% interest in certain properties, as a 40% carried interest in the El Salvador project is held by Teck Cominco outside the joint venture. Under the original agreement, Teck Cominco had the right to purchase an additional 10% interest in Minera Tama from Minera Western in the future.

Pursuant to an agreement made as of July 12, 2000, the shareholder’s agreement between Teck Cominco and Minera Western for the El Salvador Project was amended by an agreement (the “El Salvador Amending Agreement”) pursuant to which Teck Cominco increased its interest in the joint venture to 65%, and Western Silver reduced its interest to 35%. In addition, Teck Cominco was required to complete the feasibility study and make exploration expenditures of $1,524,000, both at no cost to the Company. At the same time, Teck Cominco purchased 4,200,000 shares of the Company for C$6,174,000 ($1.47 per share), the proceeds of which were paid to Teck Cominco as repayment for amounts loaned by Teck Cominco to the Company for the Company’s proportion of exploration expenditures on the El Salvador Project.

Once a decision to proceed with construction is made, Teck Cominco has the option of funding all construction and development costs through to production, in which case Western Silver’s interest in the joint venture will be diluted a further 10%, to a 25% carried interest.

As a result of the above transactions the joint venture property is now held by Minera Tama, with Minera Western holding 35% of the shares of Minera Tama and Teck Cominco holding the remaining 65%. Teck Cominco continues to hold a 40% carried interest in the San Nicolas deposit separate from the joint venture. After a decision is made to put the deposit into production, the 40% carried interest will, at Teck Cominco’s election, be converted to either a 25% participating interest or a 15% carried interest. If Teck Cominco elects to convert the 40% carried interest to a 25% participating interest, Western Silver’s interest in San Nicolas would become 26.25% (participating) or 18.75% (carried). If Teck Cominco elects to convert the 40% carried interest to a 15% carried interest, Western Silver’s interest in San Nicolas would be 29.75% (participating) or 21.25% (carried).

History and Geology

The El Salvador area was the site of sporadic and limited exploration for epithermal vein-hosted gold and silver mineralization between 1982 and 1995. However, exploration for volcanogenic massive sulphide (VMS) mineralization at the El Salvador Project began in earnest in October 1996 when hole SAL-5 intersected 2.1 meters of high grade VMS grading 3.68 grams/tonne (“g/t”) gold, 213 g/t silver, 2.07% copper, 1.53% lead and 16.57% zinc. Subsequent drilling in 1996- 1997, totaling 5855 meters in 26 holes, outlined a laterally persistent sulphide zone (the El Salvador zone) 200 meters wide and at least 400 meters long with massive sulphide thickness ranging from 1-13 meters. Mineralization occurs in cherty sedimentary rocks at the contact between felsic tuffs and overlying andesite flows.

The search area widened following this initial success based on the recognition that the entire region was prospective for VMS style mineralization. Regional mapping and sampling, supplemented by a helicopter borne geophysical survey (magnetics, electromagnetics, resistivity and radiometrics), identified geologically favorable targets for further exploration. In the summer of 1997, a deep penetrating time domain gradient array induced polarization (I.P.) survey defined a large high chargeability/low resistivity anomaly covering an area of 500 x 500 meters located about one kilometer west of the original discovery at El Salvador. This anomaly proved to be the surface expression of the totally blind San Nicolas VMS orebody.

A core drilling program to test the large I.P. anomaly began in November 1997. The discovery of the San Nicolas Main Sulphide Zone was made in hole SAL-25, which intersected 179.7 meters of VMS mineralization beginning at depth of 205.8 meters. The lower sulphide zone was intersected in hole SAL-24, a 55.2 meter interval of VMS mineralization beginning at a depth of 403.7 meters.

The San Nicolas VMS orebody was subsequently defined by 58 vertical holes totaling 25,627 meters from November 1997 through July 1998. The drill holes show that the Main Sulphide Zone is a northwesterly elongate massive sulphide lens up to 280 meters thick, more than 900 meters long and from 200 to more than 400 meters wide.

In December, 2001, a feasibility study on the San Nicolas deposit was completed. AMEC Simons Mining & Metals was the primary consultant.

The project proposed under the feasibility study is designed to treat 15,000 tonnes of ore per day, and over its projected twelve-year mine life will produce 2.1 billion pounds of zinc, 1.4 billion pounds of copper, 171,000 ounces of gold and 18 million ounces of silver. Sensitivity analysis demonstrates that the project as currently designed is most sensitive to changes in metal prices.

Because zinc will be the primary metal produced during the first years of operation, it is expected that consideration will be given to a production decision at the time of projected higher zinc prices. Work is continuing in various areas toward optimizing the economics of the project.

The San Nicolas property is 60 kilometers southeast of the city of Zacatecas on the Mexican plateau, a high desert approximately 2,150 meters above sea level. The topography is essentially flat, the climate arid, and vegetation consists mainly of cacti and low bushes.

The feasibility study is based on conventional open pit mining of a volcanogenic massive sulphide deposit covered by an average 170-meter depth of overburden. The estimated mineral reserves included in the mine plan total 65.2 million tonnes with an average grade of 1.32% copper, 2.04% zinc, 0.53g/t gold and 32.1 g/t silver.

The sulphide body contains an upper high-grade zinc zone and a lower copper-rich zone and is open at depth. A significant tonnage of copper mineralization present below the defined mineral reserves could be accessed from the bottom of the pit after open pit mining is complete, if conditions warrant.

The feasibility study projects that ore will be mined and processed at a rate of 15,000 tonnes per day (5.5 million tonnes per year). Average production is estimated at about 230,000 tonnes per annum of copper concentrates with an average grade of 23.8% copper over the 12 year mine life; and 190,000 tonnes per annum of zinc concentrates with an average grade of 50% zinc over a ten year period. Overall copper and zinc recoveries are estimated to be 76.3% and 71.0%, respectively. Based on metallurgical results to date, gold and silver recoveries are low and will only contribute about 4% to the net smelter return.

The capital cost estimate of US$245.6 million includes a contingency of $26.8 million. Life of mine operating costs total US$8.53 per tonne milled ($2.18 mining, $5.99 milling and $0.36 G&A).

The major infrastructure required to develop San Nicolas is minimal. A three-kilometer access road is needed to link the project site with an existing paved highway, and a thirty-kilometer power line is required to connect the site to the existing power grid.

The report also identifies a number of massive sulphide targets within a ten-kilometer radius of San Nicolas that will require additional work. Limited drilling at three of these prospects encountered narrow intersections of massive to semi-massive sulphides and stringers, as well as strong hydrothermal alteration.

Teck Cominco has completed a 20 hole 2,500 metre reverce circulation drilling program during 2003 to test remaining VMS targets in the area around San Nicolas. No significant mineralization was identified.

The feasibility study is based on certain conditions and assumptions and there is no assurance that actual results will be better or worse. Further, the results of the Company’s drilling program may not be determinative of results obtained when mining.

C. The Carmacks Property, Yukon Territory

On August 18, 1989, the Company entered into an agreement with Archer, Cathro & Associates (1981) Limited, securing an option to acquire a 100% interest in the Carmacks Property. The terms of the option were performed and the interest in the property acquired on a joint venture basis with Thermal. Each of the Company and Thermal earned and acquired a 50% interest in the Carmacks Property.

Although Western considers this to be a good long-term asset, from 1998 until recently, copper prices remained at a level at which the project was not economic. Accordingly, during fiscal 2001, management wrote down the project to an estimated realizable value of $4,000,000. The property is 100% owned by Western and carrying costs are minimal. Higher copper prices in late 2003 and early 2004 have caused the Company to review the economics of the project.

The Carmacks Property consists of 232 contiguous and partial unpatented mineral claims at Williams Creek in the Whitehorse Mining district of the Yukon Territory, Canada. These mineral claims comprise approximately 4,270 hectares (approximately 10,550 acres) 43 kilometres northwest of the community of Carmacks. The property is accessible by an all-weather road from Whitehorse, Yukon Territory to within 7 miles of the property. A secondary road to the property is sufficient for seasonal travel by two- and four-wheel drive vehicles.

In September 1993, Kilborn Engineering Ltd. (“Kilborn”) was engaged to complete a feasibility study (the “Study”) on the Carmacks Property of sufficient detail to be used for raising financing and finalizing permits. The Study estimates that the No. 1 Zone will be mined at a rate of 1.94 million tons per year for approximately 8.5 years. Based on both the Kilborn Study and subsequent modifications, the Carmacks Property is projected to produce an average of 45 tons of copper per day by way of solvent extraction and electrowinning (SX-EW). Construction of the Carmacks Project is subject to obtaining permitting and financing.

A diluted open pittable oxide reserve (proven and probable) of 15.55 million tonnes grading 1.01% copper and 0.015 ounces of gold per ton has been outlined to a depth of 600 feet below surface. The strip ratio will average 4.25:1 waste-ore over the estimated 8.5 years production life of the mine. Metallurgical test work from a comprehensive 3-year program indicates that 80% of the copper can be recovered from the 15.55 million tonnes extracted from the deposit by low cost solvent extraction and electrowinning (SX-EW). Three additional zones containing copper mineralization similar in nature to that contained within the No. 1 Zone were also identified by trenching and diamond drilling in 1992. Insufficient drilling and sampling has been conducted to assign a copper grade or tonnage to these zones.

In 1998, preproduction capital costs for the plant and equipment were estimated by Kilborn at $48.6 million (US$35.4 million), with $9.7 million (US$7.1 million) for indirect costs (i.e., engineering and construction management) and Cdn $5.1 million (US$3.7 million) for contingency, for a total of $63.4 million (US$46.3 million). Working capital requirements are estimated at $4 million (US$2.9 million). Operating costs over the life of the project are estimated to be between $0.88 and $0.90 per pound of copper (US$0.64 and US$0.66). The operating cost per pound does not include depreciation and amortization of capital costs. Based on recoverable copper of approximately 252 million pounds over a productive life of 8.5 years, the capital cost per pound is approximately $0.28 per pound. Any additions to the ore reserves would lower the capital cost per pound. Discussions with appropriate regulatory agencies are on going regarding bonding for reclamation. No amount has yet been determined. It is anticipated that the funds for reclamation will be paid by project financing. No assurance can be given that the Carmacks Project can be developed and operated at budgeted amounts.

The Kilborn report states that it is anticipated that from the time a decision is made to proceed with the project it will take 12 months to design, construct and commission the plant. This does not include time required for obtaining permits or additional technical information.

The Carmacks Project is located on unpatented mining claims on public lands under the jurisdiction of the Federal and Territorial governments. Environmental surveys were completed between 1991 and 1993. The results of these surveys were submitted for regulatory review in February, 1994. The environmental impact statement (IEE) and feasibility study were submitted for review in early 1995. The Company continues to work with the Regional Environmental Review Committee (“RERC”), the group given responsibility by the Department of Indian Affairs and Northern Development (“DIAND”) for approving the environmental aspects of a proposed mining project. Although the Company has been working with the RERC since 1995, the Company has not yet received land-use permits and a water license for the project. Even with these approvals the project is unlikely to proceed as long as copper prices remain at current low levels.

The mineral industry in Canada has historically been the subject of considerable regulation and control by various levels of government. Generally, metal prices are negotiated directly between purchasers and sellers. Drilling and production operations are subject to provincial and federal laws and regulations governing environmental quality and pollution control. Should the Carmacks Property reach production, the Company believes that it will be able to comply with all applicable regulations.

The feasibility study is based on certain conditions and assumptions and there is no assurance that actual results will be better or worse. Further, the results of the Company’s drilling program may not be determinative of results obtained when mining. In addition, this feasibility study was completed in 1993 referencing anticipated costs and expenditures based on those dollar amounts. No assurance can be given that the anticipated costs and expenditures have not significantly changed.

Other Projects

In addition to Peñasquito, San Nicolas and Carmacks, the Company has a number of projects that are not considered to be material projects as they are not yet the subject of a resource calculation but which are the subject of ongoing exploration.

A. San Jeronimo

This property is located 20 km south of the city of Zacatecas in the heart of Mexico’s most prolific silver belt known as the Faja de Plata. Western Silver and Cordilleras Silver Mines LDC, a wholly owned subsidiary of Apex Silver Mines Limited (“Apex”), completed a joint venture agreement in 2002. The agreement provides Apex with the right to earn a 70% interest in the property by making all option and tax payments through March 2005 (US$1.18 million in total). Apex may gain an additional 10% interest by arranging financing to place the mine into commercial production.

Apex has made tax and option payments for 2004 and has indicated that it intends to drill the Loreto vein system this year, where sampling and limited drilling by Western Silver has demonstrated potential for both high grade and bulk-mineable vein and stockwork silver mineralization.

B. Almoloya

Western Silver currently owns a 100% interest in 14,500 hectares (35,815 acres) covering the historic Almoloya zinc-lead-silver-gold district located approximately 45 km east of Parral in southern Chihuahua State. A joint venture initiated in November 2002 with Anglo American Mexico S. A. de C. V. as operator was terminated by Anglo American in July 2003. Anglo American’s systematic program of geology, geochemistry and geophysics identified several drill targets that were deemed by its management to be inconsistent with long-term strategies and objectives. All Anglo American claims and data have been transferred to Western Silver.

C. Las Cuatas

Western Silver owns a 100% interest in the Las Cuatas 5 and 6 claims located approximately 10 km north of the San Nicolas deposit. The claims, part of the Ramos property, cover a large undrilled coincident magnetic and gravity anomaly. Drilling is planned during the first half of calendar 2004.

D. El Pirul

Western Silver and Apex jointly agreed during 2003 to terminate exploration for massive sulfide deposits on claims jointly owned by both parties in the northern part of the Zacatecas silver district. The results of mapping and geophysics were not sufficiently encouraging to justify the time and expenses involved with land acquisition and property access agreements in the area.

Book-value Expenditures on Properties of Western Silver for 1999, 2000, 2001, 2002 and 2003

The following table sets forth Western’s book-value of its mineral properties as at the years ended September 30, 1999, 2000, 2001, 2002 and 2003.

	September 30th
	1999	2000	2001	2002	2003
The El Salvador Project & San Nicolas Deposit	$7,483,667	$8,051,227	$9,561,485	$10,157,692	$10,475,262
The Peñasquito Property	$11,487,195	$12,105,216	$12,643,680	$16,217,346	$20,902,912
The San Jeronimo Property	$952,416	$1,341,931	$1,551,124	$1,636,366	$1,701,243
The El Pirul Project	—	$26,186	$117,279	$129,859	—
Ramos Joint Venture	$1,666,587	$1,595,121	$2,121,882	$1,823,944	$2,268,173
The Carmacks Copper Project	$11,874,932	$11,875,888	$4,000,000	$4,000,000	$4,000,000	(1)
Almaloya	—	—	—	$3,859	$65,463
Geomex 6	$119,448	$170,871	—	—	—
Naranjo	—		$16,621	$16,643	—
Bacanora	—	—	—	—	$34,182

Total	$33,584,245	$35,166,440	$30,012,071	$33,985,709	$39,447,235

(1)	During the year ended September 30, 2001, the Carmacks Copper Project had been restated to an estimated realizable value of $4,000,000 and exploration expenditures totaling $7,902,556 have been written off.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of Western Silver for the years ended September 30, 2003 and 2002, should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto.

A. Operating results.

General

Since acquiring rights to the El Salvador property in 1994, Western has been active in mineral exploration, property evaluation and acquisition in Mexico. Western Silver plans to build a portfolio of base metals and precious metals properties in Mexico. Western Silver has conducted exploration work on properties located primarily in the State of Zacatecas, Mexico.

The Company has no source of revenue from operations and its ability to conduct its operations, including the acquisition, exploration and, if warranted, development of mineral properties, is based on its ability to raise funds from equity sources. Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the Company’s accounts. When and if production is attained, these costs will be amortized. Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management considers if carrying value can be recovered.

Results of Operations

Fiscal 2003

The Company’s loss of $1,839,981 is an increase of $1,329,621 from the loss in fiscal 2002 of $510,360. The increase is mainly attributable to the following:

i)	mineral property write-offs in fiscal 2003 amounted to $329,503 and were comprised of a write-down in the El Pirul property of $292,931, and a write-down of the Naranjo property of $36,572. In fiscal 2002, the Company wrote-down an obligation by $258,577, which had previously represented a charge to the Carmacks property.

ii)	Increases in accounting and legal, filing and transfer agent fees and promotion and travel, for a total increase of $421,936, arising from the Company being listed on the American Stock Exchange during 2003 and an increase in investor relations activities.

iii)	Stock based compensation of $269,257 being recorded in 2003 whereas the recording of such an expense by the Company was not required under Canadian generally accepted accounting principles (GAAP) until October 1, 2002.

iv)	the overall loss was reduced by $82,098 from interest on funds held for fiscal 2003, an increase of $55,475 over interest and other income from fiscal 2002. Interest income increased in the current year due to cash holdings being larger than last year.

2003 United States GAAP Reconciliation

For the year ended September 30, 2003, the Company had a loss of $6,060,261 or $0.18 per share calculated under U.S. GAAP compared to a net loss of $1,839,981 or $0.06 per share calculated under Canadian GAAP. The difference in calculation of loss is primarily attributed to:

(1)	for U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties totaling $4,549,783.

(2)	exploration costs written-off during the year that would have been expenses in the year incurred totaling ($329,503) under U.S. GAAP.

Fiscal 2002

Western’s loss of $510,360 is a reduction of $8,390,986 from the loss in fiscal 2001 of $8,901,346. The decrease is mainly attributable to the following:

i)	mineral property write-offs in fiscal 2001 amounted to $8,075,116 and were comprised mainly of a write-down in the Carmacks property. In fiscal 2002, the Company wrote-down an obligation by $258,577, which had previously represented a charge to the Carmacks property.

ii)	the administrative expenses of $784,811 for fiscal 2002 increased $58,957 over the administrative expenses of $725,854 in fiscal 2001. Within this increase, consulting was up $13,117, reflecting an increased level of activity; filing and transfer fees increased $19,617, arising from the regulatory costs of raising additional equity funds; foreign exchange costs increased $13,620, reflecting a weaker Canadian dollar; and promotion and travel increased $32,960 as a result of a higher level of investor relations and fund-raising activities. These increases were partially offset by a reduction in office and administration by $12,279, arising from an effort to reduce costs.

iii)	the overall loss was reduced by $26,623 by a gain on sale of securities and interest on funds held. These two items improved over last year – a small gain arose on sale of marketable securities whereas in the prior year, a loss was incurred; and interest income increased in the current year due to cash holdings being larger than last year.

2002 United States GAAP Reconciliation

For the year ended September 30, 2002, the Company had a loss of $3,055,738 or $0.11 per share calculated under U.S. GAAP compared to a net loss of $510,360 or $0.02 per share calculated under Canadian GAAP. The difference in calculation of loss is primarily attributed to:

(1)	for U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties totaling $2,993,378.

(2)	exploration costs written-off during the year that would have been expenses in the year incurred totaling $448,000 under U.S. GAAP.

Exchange Rates

Western Silver maintains its accounting records in its functional currency: Canadian dollar. Western Silver translates foreign currency transactions into functional currency in the following manner: At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date. At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in the Consolidated Statements of Operations and Deficit.

Western pays for its expenses related to its Mexican joint ventures in Canadian dollars, which are then converted into US dollars. Based on prior years’ experience, Western Silver does not believe that foreign currency fluctuations have had a material impact on its financial condition. However, no assurance can be given that material foreign currency fluctuations will not occur in the future. The Company does not engage in foreign currency hedging transactions.

Inflation

Based on prior history for at least the two fiscal years, Western Silver does not believe that inflation will have a material adverse effect on its financial condition. However, no assurance can be given that Western Silver will not experience a substantial increase in inflation.

B. Liquidity and Capital Resources

Western’s working capital at September 30, 2003 stood at $2,066,669 compared to working capital at September 30, 2002 of $1,494,940. This improvement arose from the following inflow of equity:

•	Private placements of a total of 415,616 shares at $3.33 per share for net proceeds of $1,384,000.

•	The exercise of 2,303,417 warrants for proceeds of $3,367,636.

•	The exercise of 1,481,000 stock options for proceeds of $2,851,802.

Subsequent to September 30, 2003, Western received equity of $13,239,210 from the following sources:

•	Private placements of a total of 2,400,000 shares at $5.15 per share for net proceeds of $11,570,950.

•	Exercise of 379,700 warrants for proceeds $1,089,200.

•	Exercise of 212,000 stock options for proceeds of $579,060.

The working capital balance at September 30, 2003 plus the funds received subsequently met the Company’s minimum commitments and property activities for calendar 2003. Additional funding was required as the Company decided to expand its property acquisition/exploration/development activities, particularly at its Peñasquito project.

Fiscal 2002

Western’s working capital at September 30, 2002 stands at $1,494,940. This compares favourably to the working capital deficiency at September 30, 2001 of $2,379,815. This improvement arose from the following inflow of equity:

•	Private placements of a total of 5,691,128 units/shares at prices ranging from $0.65 to $3.15 per unit/share for net proceeds of $6,854,747. Units were comprised of one common share and either a full share purchase warrant or one-half a share purchase warrant. Each full warrant is exercisable at prices ranging from $0.65 to $4.00, expiring at various dates in calendar 2004.

•	The exercise of 736,375 warrants for proceeds of $983,571.

•	The exercise of 413,500 stock options for proceeds of $503,500.

Major Expenditures – 2003

The Company spent $5.79 million on acquisition, exploration and development in fiscal 2003, 81% of which was spent on the Peñasquito project. Expenditures in 2003 also included preparation of a scoping study on the Chile Colorado deposit, showing it to have considerable potential. The Company expects to continue with an active exploration and development program in 2004 including preparation of a pre-feasibility study for the Chile Colorado deposit.

Acquisition costs at Peñasquito in 2003 amounted to $1.24 million. A large portion of this is represented by a payment made in July 2003, which virtually completes property payments on the Peñasquito property.

The Peñasquito project was also the Company’s main focus in 2002. Exploration on the Chile Colorado deposit led to the completion of the Scoping Study in 2003. Other areas in Peñasquito were tested in 2002 and showed potential for Chile Colorado type deposits.

Management has estimated that the Company will have adequate funds from existing working capital, and proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it may be necessary to obtain additional financing, and while the company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

C. Research and Development, Patents and License, etc.

Not Applicable.

D. Trend Information

No known trend.

E. Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition.

F. Tabular Disclosure of Contractual Obligations

The Company has no material contractual obligations.

G. Safe Harbor

The Company claims litigation protection for any forward-looking statements made in this Registration Statement under the statutory “safe-harbors” provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following table sets forth all current directors and executive officers as of January 31, 2004, with each position and office held by them in Western Silver, their terms of office and the period of service as such. Each director’s term of office expires at the next annual general meeting of shareholders, expected to be held in March 2004.

Name, Position and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Director, Officer or Shareholder Since	Number of Shares(1)
Dale Corman Director, Chairman of the Board and Chief Executive Officer USA.	Chairman of the Board and Chief Executive Officer of the Company.	October 31, 1995	375,000

Name, Position and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Director, Officer or Shareholder Since	Number of Shares(1)
Thomas C. Patton Director, President and Chief Operating Officer USA	President and Chief Operating Officer of the Company.	January 1, 1998	63,500

Lawrence Page, Q.C. Director and Secretary Canada	Securities Lawyer.	January 28, 1997	Nil

David Williams(2) Director Canada	President, Roxborough Holdings Limited, a private investment company.	August 10, 2003	374,800

Klaus Zeitler(2) Director Canada	Senior Vice-president, Teck Cominco from March, 1997 to October 2002.	September 18, 2000	Nil

Robert Gayton(2) Director Canada	Chartered Accountant; Vice-President Finance of the Company (1995 to Jan. 2004); financial consultant to the mineral exploration and technology industries since 1990.	January 1, 1996	15,000

Lee Bilheimer Director Canada	Engineering consultant since 1994; formerly Vice-President Construction, Teck Cominco.	July 25, 1997	Nil

Michael Halvorson (3) Director Canada	President of Halcorp Capital Ltd., a corporate financing & investor relations firm.	October 10, 1997	100,000

Jonathan Clegg Project Manager Canada	Mining Engineer.	January 20, 2004	Nil

Gerald Prosalendis Vice-president, Corporate Development Canada	Corporate development consultant.	January 7, 2004	1,500

Joseph Litnosky Vice-president, Finance Canada	Business, corporate development and financial consultant since 1990.	January 20, 2004	Nil

Jeffrey Giesbrecht Vice-president, Legal Canada	Securities and mining lawyer; General Counsel to Western Silver since 1998.	July 13, 1998	3,000

NOTES:

(1)	The information as to country of residence, principal occupation, and shares beneficially owned or controlled, not being within the knowledge of the Company, has been furnished by the respective individuals.
(2)	Denotes member of Audit Committee.
(3)	Mr. Halvorson has declined to stand for re-election at the Company’s annual general meeting to be held March 4, 2004.

F. Dale Corman, B.Sc., P.Eng.

Chairman & Chief Executive Officer

Mr. Corman graduated with a Bachelor of Science degree in geology from Rensselaer Polytechnic Institute in Troy, New York in 1961 and obtained Professional Engineer status in Ontario in 1972. He has 30 years experience as a senior corporate officer of publicly listed companies and has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing and corporate management.

Thomas C. Patton, B.Sc., M.Sc., Ph.D.

President & Chief Operating Officer

Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has since worked with both junior and senior mining companies. His exploration efforts have concentrated on North America and have resulted in several significant discoveries and reserve expansions of existing operations. Prior to joining Western Silver, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott, where he served as Senior Vice President, Exploration and Business Development. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Lawrence Page, B.A., LL.B., Q.C.

Director & Secretary

Mr. Page obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965. Thereafter he studied labour law and industrial relations in Sydney, Australia as a Commonwealth Scholar, returning to active practice in Vancouver in 1967. In 1970, he was a founding partner of Worrall Scott and Page where he practiced until 1995. Mr. Page’s preferred areas of practice are commercial litigation, native law, natural resource law and securities law. Mr. Page was awarded the distinction of Queen’s Counsel in 1988. Through his experience with natural resource companies and, in particular, precious metals development, Mr. Page has established a unique relationship with financiers, geologists and consultants and has been counsel for and a Director of Corona Corporation (now Homestake Mining Company) and Prime Resources Corporation which have brought into production and operate Canadian gold mines.

Robert J. Gayton, B.Comm., Ph.D., FCA

Director, Audit Committee Member

Dr. Gayton, F.C.A., graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton serves as Vice-President, Finance and director for several public companies.

Klaus Zeitler, Ph. D.

Director, Audit Committee Member

Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler remains active in mineral exploration financing through a number of ventures in addition to Western Silver.

David Williams, MBA

Director, Audit Committee Member

Mr. Williams obtained a Master of Business Administration Degree from Queen’s University in 1964 and was a recipient of a Doctor of Civil Laws from Bishop’s University in 1966. Mr. Williams currently manages investments for a private family holding company and is involved in community affairs, including Bishop’s University where the Faculty of Business and Economics is named in his honour. He is a director of Bennett Environmental Inc., Metro One Telecommunications Inc. and ReFocus Group Inc. and is a past director of Drug Royalty Corporation Inc., Equisure Financial and Duff & Phelps.

Lee Bilheimer, B.Sc., P.Eng.

Director

Mr. Billheimer has served as a director of Western Silver since its creation, and served as a consultant to the Company in the development of the Carmacks project. Mr. Billheimer was formerly Vice-president Construction for Teck Cominco and Vice President, Project Development for Cominco Alaska Inc.

Michael H. Halvorson, B.Comm.

Director

Mr. Halvorson holds a Bachelor of Commerce from the University of Alberta, obtained in 1966. Mr. Halvorson acts as a director of Trillion Resources Ltd., Viceroy Resources Ltd., Gentry Resources Ltd. and OroBelle Resources Corp., and a financial consultant to a number of public companies.

Jonathan Clegg, P.Eng.

Project Manager

Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has nearly 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979 Mr. Clegg worked in South Africa on a number of projects before joining Kilborn Engineering. In 1979 he moved to Canada with Kilborn and remained with the company until 2002. During the last ten years he held a number of positions of responsibility with Kilborn; from 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd.

Joseph Litnosky, B. Comm, C.M.A.

Vice-president, Finance

Mr. Litnosky obtained his degree in Commerce from the University of British Columbia in 1986 and his Certified Management Accounting designation in 1990. He has more than seventeen years of experience in business, corporate finance, and financial management including four years as manager of Finance and Administration for Billiton Metals Canada Ltd. and the BHP Billiton Investment Group; six years as Chief Financial Officer for various junior mining companies; and, six years as Chief Financial Officer for Glacier National Life Assurance Company, a Canadian national insurance company.

Gerald Prosalendis

Vice-president, Corporate Development

Mr. Prosalendis was Vice President of Corporate Development of Dia Met Minerals Ltd. and was involved in developing the Ekati mine, Canada’s first diamond mine, and the sale of Dia Met to BHP Billiton for $687 million. Mr. Prosalendis has consulted to Anderson & Schwab Inc., a mineral and business consulting firm based in New York; is vice president of corporate development of Shear Minerals Ltd.; a former business editor of The Vancouver Sun; former senior counselor to James Hoggan and Associates, Western Canada’s leading communications firm.

Jeffrey Giesbrecht, B. Eng., Ll.B.

Vice-president, Legal

Mr. Giesbrecht completed his degree in engineering geophysics in 1989 and worked in mineral exploration throughout North America before receiving a law degree in 1994. Throughout his legal career he has specialized in mining and securities law and has acted as Western Silver’s General Counsel since 1998.

B. Compensation

The aggregate direct or indirect remuneration paid to the directors and officers of Western Silver, as a group during the fiscal year ended September, 2003, for service to Western Silver in all capacities, was $511,163.83. Certain information about payments to Western Silver’s executive officers is set out in the following table:

Summary Compensation Table

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(2) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)	All Other Compen- sation ($)
Dale Corman Chairman and CEO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	144,000 (4) 150,176 (4) 146,455 (4)	650,000 400,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Thomas Patton President and COO	2003 2002 2001	9,600 9,600 9,616	Nil Nil Nil	140,400 (5) 96,760 (5) 100,457 (5)	300,000 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Ended September 30
(2)	Represents common shares subject to options. The Company has not issued any stock appreciation rights.
(3)	The Company does not have any long-term incentive plan
(4)	Paid by the Company pursuant to the terms of a consulting agreement with Dale Corman
(5)	Paid by the Company pursuant to the terms of a consulting agreement with T.C. Patton Consulting, a sole proprietorship controlled by Thomas C. Patton

During the fiscal year ended September 30, 2003, no amounts were set aside or accrued by Western Silver or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of Western, pursuant to any existing plan provided or contributed to by Western Silver or its subsidiaries.

C. Board practices

The current directors of the board were elected to their position at the annual meeting of shareholders held on March 20, 2003. Each director will continue to serve as such until the next meeting of the shareholders to be held on March 4, 2004. The officers of the Company are elected by the Board and serve at the Board’s pleasure. Directors are elected annually at the Annual General Meeting of shareholders, whereas officers appointments are approved by the Board of Directors and terminate upon resignation or termination by the Board.

The Company has no contract with any of its officers or directors that provide for payments upon termination, except as set out below under “Management Agreements”.

The Company has an Audit committee consisting of Robert Gayton, Klaus Zeitler and David Williams. The roles and responsibilities of the Audit committee have been specifically defined in the Company’s audit charter and include responsibility for overseeing management reporting on internal control. The Audit committee has direct communication channels with the external auditors.

In addition to the Audit Committee, the Company has a Nominating Committee consisting of David Williams, Klaus Zeitler and Dale Corman. The Nominating Committee meets periodically to discuss issues relating to the composition of the Board as a whole and to discuss recommend nominees for directorships to be elected by the shareholders at each annual general meeting.

D. Employees

The Company has no full-time employees and one part-time employee. The Company has engaged consultants and an administrative company, which undertakes day-to-day operations.

E. Share ownership

There were 575,000 options granted during the year ended September 30, 2003.

F. Outstanding Stock Options Held By Directors and Officers

The following table sets forth, as of September 30, 2003, all outstanding options to purchase common shares of Western held by Directors or Officers of Western; there are no options to purchase shares of any other class of security:

Name	# of Options	Exercise Price	Expiry Date
Dale Corman	100,000	$2.00	Mar 26.2004
	150,000	$2.00	Nov 7.2005
	200,000	$1.50	Oct 15.2006
	200,000	$1.00	Mar 20.2007

Tom Patton	100,000	$2.00	Mar 26.2004
	200,000	$1.00	Mar 20.2007

Lawrence Page, Q.C.	100,000	$3.15	Sept. 17. 2007

Robert Quartermain	50,000	$2.00	Apr 16. 2003

Name	# of Options	Exercise Price	Expiry Date
	50,000	$2.00	Mar 26. 2004
	80,000	$1.00	Mar 20. 2007

Michael Halvorson	50,000	$2.00	Mar 26. 2004
	80,000	$1.00	Mar 20. 2007

Lee Bilheimer	30,000	$2.00	Mar 26. 2004

Dr. Klaus Zeitler	80,000	$3.28	Dec. 9, 2007

David Williams	100,000	$4.21	Sept. 24, 2008

Robert Gayton	50,000	$2.00	Mar 26.2004
	25,000	$2.00	Feb 1. 2006
	67,000	$1.00	Mar 20.2007

Joseph Litnosky	35,000	$3.28	Dec. 9, 2007

Jeffrey Giesbrecht	25,000	$2.00	Aug. 20, 2004
	26,500	$1.00	Mar 20, 2007

Gerald Prosalendis	50,000	$4.33	July 31, 2008

Hugh Harbinson	20,000	$2.00	Mar. 26. 2004
	30,000	$3.15	Sept. 17. 2007

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

As of January 31, 2004, Western Silver believes that approximately 6,826,426 of the issued and outstanding common shares were held by 1,917 registered shareholders with addresses in the United States.

As far as known to Western Silver, it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

Title of Class	Identity of Holder	Amount Owned	Percent of Class
Common Shares	All officers and directors as a group (twelve persons)	931,300	2.40%

B. Related Party Transactions

Management Agreements

By Consulting Agreement made effective October 1, 2002 Dale Corman was retained by the Company for a period of 24 months to provide business, geological and mining consulting services to the Company and act as its Chief Executive Officer for a two year term at an annual fee of $150,000. In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person’s affiliates or associates of 20% or more of the outstanding common shares of the

Company (collectively referred to in the Consulting Agreement as a change of control), Dale Corman has the right to terminate the Consulting Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Consulting Agreement.

By Employment Agreement made effective October 1, 2002, the Company employed Thomas C. Patton as its President for a 24 month term at an annual salary of $9,600, payable at a monthly rate of $800 per month. In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person’s affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control), Mr. Patton has the right to terminate the Employment Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Employment Agreement.

By Consulting Agreement made effective October 1, 2002, the Company retained T.C. Patton Consulting, a mining consultant sole proprietorship controlled by Thomas C. Patton, President of the Company since January 1, 1998, to provide business, geological and mining consulting services to the Company, for a 24 month term at an annual fee of $140,400 payable at the rate of $11,700 per month against invoices for services actually performed. In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person’s affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control),T.C. Patton Consulting has the right to terminate the Consulting Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Consulting Agreement.

Item 8. Financial Statements

A. Consolidated Statements and Other Financial Information

The following financial statements of Western Silver are incorporated by reference to this Annual Report:

•	Management Responsibility for Financial Reporting

•	Auditors’ Report.

•	Consolidated Balance Sheet at September 30, 2003 and 2002.

•	Consolidated Statement of Operations and Deficit for the years ended September 30, 2003, 2002 and 2001.

•	Consolidated Statement of Cash Flows for the years ended September 30, 2003, 2002 and 2001.

•	Notes to Consolidated Financial Statements

The Company has neither declared nor paid any dividends to date on its outstanding shares. The Company intends to retain any future earnings to finance the development of its properties and, accordingly, does not anticipate paying any dividends in the foreseeable future.

B. Significant Changes

Since the date of the annual financial statements, there has been no significant change except for the raising of additional capital referred to in the Company’s financial statements.

Item 9. The Offering and Listing

Since October 1992, Western Silver’s common shares have been listed on the Toronto Stock Exchange. On February 5, 2003 Western Silver’s common shares began trading on the American Stock Exchange under the symbol WTZ. Western Silver’s common shares also trade on the Frankfurt Stock Exchange and the Berlin Stock Exchange.

The following tables set forth the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2003; and (c) each month for the past six months as reported by the Toronto Stock Exchange.

High and low price for the five most recent fiscal years.

Years Ended	High	Low

September 30, 1999	$3.70	$1.40
September 30, 2000	$2.20	$1.09
September 30, 2001	$1.45	$0.70
September 30, 2002	$4.28	$0.53
September 30, 2003	$5.40	$2.60

High and low prices for each quarterly period for the past two fiscal years ended September 30, 2002 or 2003.

Year and Quarter Ended	High	Low

December 31, 2001	$0.90	$0.53
March 31, 2002	$1.43	$0.58
June 30, 2002	$3.70	$2.28
September 30, 2002	$4.10	$2.35
December 31, 2002	$3.60	$2.60
March 31, 2003	$4.74	$3.33
June 30, 2003	$3.85	$2.71
September 30, 2003	$5.40	$3.20
December 31, 2003	$4.20	$7.10

High and low prices for each month for the past six months.

Month Ended	High	Low

August 2003	$5.05	$4.87
September 2003	$5.00	$4.90
October 2003	$4.85	$4.56
November 2003	$6.18	$6.00
December 2003	$6.98	$6.69
January 2004	$7.20	$6.95

Item 10. Additional Information

A. Share capital

Western Silver has 100,000,000 common shares authorized, without par value, of which 38,808,281 shares were issued and outstanding as of January 31, 2004.

Each of the common shares has equal dividend, liquidation and voting rights. Voters of the common shares are entitled to one vote per share on all matters that may be brought before them. Holders of the common shares are entitled to receive dividends when declared by the Board of Directors from funds legally available therefor. The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares. The outstanding common shares are fully paid and non-assessable.

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1 and Computershare Investor Services of Denver, Colorado.

The following table sets forth a history of the share capital for the Company for the last three fiscal years, and through September 30, 2003.

	Number of shares	Amount $
Balance at September 30, 2000	22,102,378	41,077,803

Pursuant to a private placement at $1.50 per share, less $14,000 issuance costs	66,667	86,000
Pursuant to a private placement at $1.25 per share, less $1,674 issuance costs	256,000	318,326
Pursuant to a private placement at $1.10 per share	250,000	275,000
Pursuant to a private placement at $1.20 per share, less $22,956 issuance costs	135,000	139,044
Pursuant to a private placement at $1.20 per share	300,000	360,000
Pursuant to a private placement at $1.00 per share, less $15,414 issuance costs	408,000	392,586
Pursuant to a private placement at $0.80 per share, less $30,000 issuance costs	625,000	470,000

Balance at September 30, 2001	24,143,045	43,118,759

Pursuant to a private placement at $0.70 per share, less $7,007 issuance costs	145,000	94,493
Pursuant to a private placement at $0.78 per share	200,000	156,000
Pursuant to a private placement at $0.65 per share, less $190,570 issuance costs	2,797,038	1,627,504
Pursuant to a private placement at $0.65 per share	460,000	299,000
Pursuant to a private placement at $1.03, less $18,810 issuance costs.	342,090	333,543
Pursuant to a private placement at $1.20, less $22,189 issuance costs.	407,000	466,211
Pursuant to a private placement at $3.15, less $343,004 issuance costs.	1,340,000	3,877,996
Pursuant to the exercise of stock options	413,500	503,500
Pursuant to the exercise of warrants	736,375	983,571

Balance at September 30, 2002	30,984,048	51,460,577

Pursuant to the exercise of stock options	1,481,000	2,851,802
Pursuant to the exercise of warrants	2,303,417	3,367,636
Pursuant to a private placement at $3.33.	415,616	1,384,000

Balance at September 30, 2003	35,184,081	59,064,015

B. Memorandum and articles of association

Western Silver Corporation was incorporated as Western Copper Holdings Limited under the Province of British Columbia Company Act by registration of a Memorandum and Articles. On March 31, 1998, Western Copper adopted a revised Memorandum pursuant to which the authorized capital was increased from 20,000,000 to 100,000,000 common shares. On March 20, 2003, Western Silver adopted a revised Memorandum pursuant to which the name of the company was changed to Western Silver Corporation.

Common Shares

All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of Western Silver and shall have authority to exercise all such powers of Western Silver as are not, by the Company Act or by the Memorandum or the Articles, required to be exercised by Western Silver in a general meeting.

Directors will serve as such until the next annual meeting. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of Western Silver (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of Western Silver.

The majority of the directors of Western Silver must be persons ordinarily resident in Canada and one director of Western Silver must be ordinarily resident in British Columbia. There is no age limitation, or minimum share ownership, for Western Silvers directors.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Western Silver on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the “Investment Act”) discussed below under “Item 10. Additional Information, D. Exchange Controls.”

In accordance with British Columbia law, directors shall be elected by an “ordinary resolution” which means (a) a resolution passed by the shareholders of Western Silver in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of Western Silver who would have been entitled to vote on it in person or by proxy at a general meeting of Western Silver and that has been consented to in writing by such shareholders of Western Silver holding shares carrying not less than 3/4 of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to Western Silver’s articles or entering into a merger, requires approval by a special resolution which shall mean (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of Western Silver who, being entitled to do so, vote in person or by proxy at a general meeting of the company (b) a resolution consented to in writing by every shareholder of Western Silver who would have been entitled to vote in person or by proxy at a general meeting of Western Silver, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of Western Silver.

Shareholder Protection Rights Plan

Introduction

On December 11, 2003, the Board of Directors of the Company adopted a shareholder rights plan (the “Rights Plan”). At the Company’s annual general meeting to be held on March 4, 2004, shareholders will be asked to ratify the Rights Plan, or it will expire at the end of the annual general meeting. The Rights Plan has a term of five years and will expire at the close of business after the first annual general meeting following the fifth anniversary of the Rights Plan, unless the Rights are earlier redeemed. The Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their shareholders.

The Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over bid and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The Rights Plan does not inhibit any shareholder from using the proxy mechanism set out in the Company Act (British Columbia) to promote a change in the management or direction of the Company. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions.

The Rights Plan does not affect in any way the financial condition of the Company. The initial issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying common shares and become exercisable. The adoption of the Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith and in the best interests of the Company. The Rights Plan is designed to provide the Board with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company’s shareholders.

A copy of the agreement which gives effect to the Rights Plan (the “Rights Agreement”) is available for review during normal business hours at the registered office of the Company, 1550 - 1185 West Georgia Street, Vancouver, B.C., V6E 4E6.

Terms of the Rights Plan

The following is a summary of the terms of the Rights Plan. This summary is qualified in its entirety by the Rights Agreement.

General

To implement the Rights Plan, one Right has been issued by the Company pursuant to the Rights Agreement in respect of each common share outstanding at 4:00 p.m. (Vancouver time) on December 11, 2003 (the “Record Time”). One Right also will be issued for each additional common share issued after the Record Time. Each Right will entitle the holder to purchase from the Company one common share at a price of $100 per share, subject to certain anti-dilution adjustments. The Rights will not be exercisable, however, until the Separation Time (defined below). If a Flip-in Event (defined below) occurs, each Right will entitle the holder to purchase, for $100, common shares having a market value of $200.

Trading of Rights

The issuance of Rights will not change the manner in which shareholders currently trade their common shares. Shareholders do not have to return their certificates in order to have the benefit of the Rights. Until the Separation Time, the Rights will be evidenced by the certificates for outstanding common shares and the Rights will be transferred with, and only with, the common shares. After the Separation Time, the Rights will become exercisable, will be evidenced by separate Rights certificates and will be transferable separately from the common shares.

Separation Time

The Rights will separate and trade apart from the common shares and become exercisable after the Separation Time. The “Separation Time” generally means the close of business on the eighth trading day after the earlier of:

(a)	the date of the commencement of, or first public announcement of the intent of a person to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) to acquire beneficial ownership of 20% or more of the voting shares of the Company; and

(b)	the date of the first public announcement that a person has become an Acquiring Person by acquiring 20% or more of the voting shares of the Company.

Flip-in Event

Under the Rights Agreement, a Flip-in Event will occur when a person becomes an Acquiring Person otherwise than under a Permitted Bid. Upon the occurrence of a Flip-in Event:

(a)	each Right (other than Rights which are void) will entitle the holder to purchase, by payment of $100, common shares having a market value of $200; and

(b)	any Rights beneficially owned by the Acquiring Person and affiliates, associates and transferees of the Acquiring Person or any person acting jointly or in concert with the Acquiring Person will become void.

Accordingly, a Flip-in Event that is not approved by the Board will result in significant dilution to an Acquiring Person.

Permitted Bids

Permitted Bids are exempted from the operation of the Rights Plan. In summary, a “Permitted Bid” is a take-over bid made by way of take-over bid circular and which also complies with the following requirements:

(a)	the bid is made to all holders of voting shares of the Company and for all outstanding voting shares;

(b)	the take-over bid must be open for a least 60 days and more than 50% of the outstanding voting shares of the Company (other than shares beneficially owned by the offeror on the date of the bid) must be deposited under the bid and not withdrawn before any shares may be taken and paid for;

(c)	voting shares may be tendered at any time during such 60 day period and may be withdrawn until taken up and paid for; and

(d)	if more than 50% of the voting shares are so deposited and not withdrawn, a public announcement of such fact must be made and the bid must remain open for a further period of 10 business days.

If an offeror successfully completes a Permitted Bid, the Rights Plan provides that the Rights will be redeemed at $0.0001 per Right. A Permitted Bid, even if not approved by the Board, may be taken directly to the shareholders of the Company. Shareholders of the Company will initially have 60 days to deposit their shares. If more than 50% of the outstanding common shares of the Company (other than common shares beneficially owned by the offeror on the date of the take-over bid) have been deposited and not withdrawn by the end of the such 60-day period, the Permitted Bid must be extended for a further period of 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

Waiver and Redemption

The Board may waive the application of the Rights Plan to any Flip-in Event if it determines that a person became an Acquiring Person by inadvertence, conditional upon such person having, within 10 days after the determination by the Board, reduced its beneficial ownership of shares such that it is no longer an Acquiring Person. The Board may also, until a Flip-in Event has occurred, waive the application of the Rights Plan to any particular Flip-in Event, but in that event, the Board must waive the application of the Rights Plan to any other Flip-in Event occurring after the initial waiver. Furthermore, the Board may, with shareholder approval, at any time prior to the occurrence of a Flip-in Event, elect to redeem all of the outstanding Rights at a redemption price of $0.0001 per Right.

Amendments

The Board may supplement or amend the Rights Agreement to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change in law or to increase or decrease the exercise price. Any amendments required to maintain the validity of the Rights Plan must, however, be submitted to the shareholders of the Company or, after the Separation Time, to the holders of the Rights for confirmation.

Other amendments can only be made with the approval of the shareholders of the Company or, after the Separation Time, the holders of the Rights. Supplements or amendments to the Rights Plan will require the prior written consent of The Toronto Stock Exchange, as necessary.

Stock Option Plans

The Company has three active stock option plans. The 1996 Stock Option Plan was approved at the Company’s annual general meeting in 1996 and amended in 1998. 1,500,000 stock options were available to be granted under the 1996 Stock Option Plan, and 1,500,000 are currently granted. The 1998 Stock Option Plan was approved at the Company’s annual general meeting in 1998. 1,000,000 stock options were available to be granted under the 1998 Stock Option Plan, and 1,000,000 are currently granted. The 2000 Stock Option Plan was approved at the Company’s extraordinary general meeting in 2000. 2,000,000 stock options were available to be granted under the 2000 Stock Option Plan, and 2,000,000 are currently granted. The 2002 Stock Option Plan was approved at the Company’s annual general meeting in 2002. 1,300,000 stock options were available to be granted under the 2002 Stock Option Plan, and 1,130,000 were granted as of September 30, 2003.

All three active stock option plans have substantially the same terms. The purpose of the stock option plans is to provide certain directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase common shares of the Company and benefit from any appreciation in the value thereof. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the common shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The option price shall be calculated by the Board of Directors of the Company at not less than the closing price of the common shares on The Toronto Stock Exchange on the day preceding the date of grant. An option must be exercised within a period of ten years from the date of granting, although the Board may reduce this time period and generally sets the stock option expiry at five years from the date of the grant. Within this period, the Board of Directors of the Company may determine the limitation period during which an option may be exercised. Any amendment to the stock option plans requires the approval of The Toronto Stock Exchange and may require shareholder approval.

Each stock option plan was subject to the approval of The Toronto Stock Exchange and the approval of the Company’s shareholders. Under the policies of The Toronto Stock Exchange, such approval must be given by “disinterested shareholder vote”, being a majority of votes cast at the meeting other than votes attaching to securities beneficially owned by insiders of the Company to whom shares may be issued pursuant to such grants, and associates of such persons, if the grants of stock options to insiders of the Company, together with any other proposed stock options or stock option plans (among other things) involving the issuance or potential issuance of shares of the Company to one or more employees, insiders of the Company or any of its subsidiaries or any other person or company engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company, could result, at any time, in:

a)	the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the outstanding issue;

b)	the issuance to insiders of the Company, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

c)	the issuance to any one insider of the Company and such insider’s associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue; or in the case where insiders who are not directors or senior officers of the Company are receiving stock options as consultants of the Company.

C. Material Contracts

1.	Property Rights Agreement between Kennecott Exploration Company, Minera Kennecott S.A. de C.V., Western Copper Holdings Limited and Minera Western Copper S.A. de C.V. dated March 13, 1998, relating to the Peñasquito and Faja de Plata projects.

2.	Termination of Property Rights Agreement between Kennecott Exploration Company, Minera Kennecott S.A. de C.V., Western Copper Holdings Limited and Minera Western Copper S.A. de C.V. dated May 5, 1999 pursuant to which Kennecott relinquished certain rights relating to the Peñasquito and Faja de Plata projects.

3.	Three Party Agreement between Minera Kennecott S.A. de C.V., Teck Corporation and Western Copper Holdings Limited dated May 4, 1999 pursuant to which Minera Kennecott agreed to hold certain properties in trust for Teck and Western Copper.

4.	Confirmation of Interest Agreement between Teck Corporation, Tenedora Teck Mexico, S.A. de C.V., Western Copper Holdings Limited and Minera Western Copper, S.A. de C.V. (including an Amending Agreement to the Amended and restated Shareholders’ Agreement) relating to the San Nicolas project.

5.	Assignment Agreement between Minera Peñasquito, S.A. de C.V. and Minera Kennecott, S.A. de C.V. including assignment of agreement between Minera Kennecott, S.A. de C.V. and Rafael Gaytan relating to the Beta concession and assignment of agreement between Minera Kennecott, S.A. de C.V. and José Guadalupe Duron relating to the Alfa concession within the Peñasquito project.

6.	Amending Agreement between Minera Peñasquito, S.A. de C.V and José Guadalupe Duron relating to the Alfa concession within the Peñasquito project.

7.	Agreement between WCI Jerónimo, S.A. de C.V. and Flor Dueñas relating to the Virgo, Afrodita, La Reyna and La Reyna F.1 concession within the San Jeronimo project.

8.	Agreement between WCI Jerónimo, S.A. de C.V. and Francisco Gutiérrez relating to the LaSorpresa, El Refugio, San Juan and Don Vincente concession within the San Jeronimo project.

9.	Agreement between WCI Jerónimo, S.A. de C.V. and Mario Alberto Muro Soto relating to the Ana Hilda and Ampl. Ana Hilda concessions within the San Jeronimo project.

10.	Amended and restated Shareholders’ Agreement between Minera Western Copper, S.A. de C.V. and Tenedora Teck Mexico, S.A. de C.V. relating to the San Nicolas project dated May 4, 1999.

11.	Property Agreement for the San Jerónimo Property between Apex Silver Mines Corporation and Western Silver Corporation, dated June 1, 2002.

12.	Property Agreement for the El Pirul Property between Apex Silver Mines Corporation and Western Silver Corporation, dated March 15, 2002

13.	Consulting Agreement between the Company and Dale Corman dated October 1, 2002.

14.	Employment Agreement between the Company and Thomas C. Patton dated October 1, 2002.

15.	Consulting Agreement between the Company and T.C. Patton Consulting dated October 1, 2002.

D. Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See “Taxation.”

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Western Silver on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Western Silver was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Western Silver and the value of the assets of Western Silver, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Western Silver. An investment in the common shares by a WTO Investor, or by a non-Canadian when Western Silver was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Western Silver and the value of the assets of Western Silver, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of $168 million. A non-Canadian would acquire control of Western Silver for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of Western Silver unless it could be established that, on the acquisition, Western Silver was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of Western Silver in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of Western Silver by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Western Silver, through the ownership of the common shares, remained unchanged.

E. Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of Western by a United States resident, and who holds common shares solely as capital property (a “U.S. Holder”). This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is encouraged to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of Western Silver and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. Western Silver is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the U.S. Holder did not deal a arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of Western Silver at any time in the five years immediately preceding the disposition.

United States Tax Consequences

Passive Foreign Investment Companies

The Treaty essentially calls for taxation of shareholders by the shareholder’s country of residence. In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

Under Section 1296, of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a passive foreign investment company (a “PFIC”) if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income.

The Company believes that it is a passive foreign investment company (“PFIC”) for United States federal income tax purposes with respect to a United States Investor.

Because the Company is a PFIC, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a “qualified electing fund” (a “QEF”) as described below, the following rules apply:

1.	Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an “excess distribution” (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor’s holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

2.	The entire amount of any gain realized upon the sale or other disposition of the share will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder’s basis in his or her shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed against as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder’s election year). A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder. (In temporary regulations, Treasury provides procedures for both retroactive and protective elections). Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Secretary.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder’s holding period, the result will be that the PFIC will qualify as a “pedigreed QEF” with respect to the shareholder. If a QEF is an un-pedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF treatment. Certain elections are available which enable shareholders to convert an un-pedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect;

and filing a copy of the Form with the Philadelphia Service Center. As provided in IRS Notice 88-125, the PFIC Annual Information Statement must include the shareholder’s pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC’s taxable year or information that will enable the shareholder to calculate its pro rata shares. In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles. Temporary regulations have recently clarified that a shareholder may obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder’s pro rata shares of the PFIC’s ordinary earnings and net capital gain. In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC’s books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.

Because the Company’s stock is “marketable” under section 1296(e), a U.S. Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, on the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder’s holding period for the PFIC stock.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules may affect such shareholder’s tax situation. In particular, a U.S. Holder should determine whether such shareholder should elect to have Western Silver be treated as a Qualified Electing Fund.

Other Consequences

To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFICs, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of Western Silvers Common Shares.

U.S. Holder

As used herein, a “U.S. Holder,” includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution of Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Western’s common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that Western has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal income tax by those who itemize deductions. (See more detailed discussions at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Western, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for the long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

Dividends paid on Western Silver’s common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Western if such U.S. Holder owns shares representing at least 10% of the voting power and value of Western Silver.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of Western Silvers common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a tax credit, because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income, such as “passive income,” “high withholding tax interest, “financial services income,” “shipping income”, and certain other classifications of income. The availability of foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A U.S. Holder will recognize gain and loss upon the sale of the common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder’s tax basis in the common shares. The gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending on each U.S. Holder’s holding period. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

The foregoing discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time. A holder or prospective holder of Western’s common shares should consult his or her own tax advisors about federal, state local and foreign tax consequences of purchasing, owning and disposing of the common shares of Western.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Western Silver is exposed to market risk, primarily related to foreign exchange. Western Silver uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in Mexico where Western is conducting exploration activities.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company’s operations. The Company exchanges Canadian dollars to fund its Mexican operations. Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations. However, no assurance can be given that this will not occur in the future.

The Company has no long-term debt, therefore, the Company does not believe the interest rate market risk to be material.

Item 12. Description of Securities Other than Equity Securities

Not Applicable

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

As of the end of the period covered by this Form 20-F, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Executive Officer along with the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Company’s President and Chief Executive Officer along with the Company’s Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in this Form 20-F.

There have been no significant changes in the Company’s internal controls or other factors, which could significantly affect internal controls subsequent to the date that the Company carried out its evaluation.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Mr. Robert Gayton serves as the Audit Committee financial expert. He has been a member of the Audit Committee since January 20, 2004.

Item 16B. Code of Ethics

Western Silver has adopted a code of ethics that applies to its principal executive officer, principal financial officers and principal accounting officers or controller. You may obtain a copy of our code of ethics without charge upon request.

Item 16C. Principal Accountant Fees and Services

During the past two fiscal years, the Company has paid its auditors, PricewaterhouseCoopers, the following fees:

	Sept. 30
	2003	2002
Audit Fees	$26,734	$24,264
Audit Related Fees	$17,000	$0
Tax Fees	$15,600	$7,000
All Other Fees	$28,735	$2,469

The above listed services were approved by the Company’s audit committee.

Item 16D. Exemption from the Listing Standards for Audit Committee

The Company believes that all of the members of the audit committee were deemed “independent”.

Item 16E. Purchase of Equity Security by the Issuer and Affiliate Purchaser

None

Item 17. Financial Statements

Incorporated by Reference to Item 8

Item 18. Financial Statements

Item 19. Exhibits

Index of Exhibits

Exhibit No.
2.1	Plan of Reorganization and Arrangement Agreement (2)

3.1	Certificate of Incorporation for Western Copper Holdings Limited(1)\

6.1	Consulting Agreement between the Company and Dale Corman dated October 1, 2002. (5)

6.2	Employment Agreement between the Company and Thomas C. Patton dated Oct. 1, 2002. (5)

6.3	Consulting Agreement between the Company and T.C. Patton Consulting dated October 1, 2002. (5)

10.1	Agreement between Kennecott Exploration Company, Minera Kennecott S.A. de C.V., Western Copper Holdings Limited and Mienra Western Copper S.A. de C.V. dated March 13, 1998, relating to the Peñasquito and Faja de Plata projects. (4)

10.2	Termination of Property Rights Agreement between Kennecott Exploration Company, Minera Kennecott S.A. de C.V., Western Copper Holdings Limited and Mienra Western Copper S.A. de C.V. dated May 5, 1999 pursuant to which Kennecott relinquished certain rights relating to the Peñasquito and Faja de Plata projects. (4)

10.3	Three Party Agreement between Minera Kennecott S.A. de C.V., Teck Corporation and Western Copper Holdings Limited dated May 4, 1999 pursuant to which Minera Kennecott agreed to hold certain properties in trust for Teck and Western Silver. (4)

10.4	Confirmation of Interest Agreement between Teck Corporation, Tenedora Teck Mexico, S.A. de C.V., Western Copper Holdings Limited and Minera Western Copper, S.A. de C.V. (including an Amending Agreement to the Amended and restated Shareholders’ Agreement) relating to the San Nicolas project. (4)

10.5	Assignment Agreement between Minera Peñasquito, S.A. de C.V. and Minera Kennecott, S.A. de C.V. including assignment of agreement between Minera Kennecott, S.A. de C.V. and Rafael Gaytan relating to the Beta concession and assignment of agreement between Minera Kennecott, S.A. de C.V. and José Guadalupe Duron relating to the Alfa concession within the Peñasquito project. (4)

10.6	Amending Agreement between Minera Peñasquito, S.A. de C.V and José Guadalupe Duron relating to the Alfa concession within the Peñasquito project. (4)

10.7	Agreement between WCI Jerónimo, S.A. de C.V. and Flor Dueñas relating to the Virgo, Afrodita, La Reyna and La Reyna F.1 concession within the San Jeronimo project. (4)

10.8	Agreement between WCI Jerónimo, S.A. de C.V. and Francisco Gutiérrez relating to the LaSorpresa, El Refugio, San Juan and Don Vincente concession within the San Jeronimo project. (4)

10.9	Agreement between WCI Jerónimo, S.A. de C.V. and Mario Alberto Muro Soto relating to the Ana Hilda and Ampl. Ana Hilda concessions within the San Jeronimo project. (4)

10.10	Amended and restated Shareholders’ Agreement between Minera Western Copper, S.A. de C.V. and Tenedora Teck Mexico, S.A. de C.V. relating to the San Nicolas project dated May 4, 1999. (4)

10.11	Letter Agreement with Minera Dolores Angustias y Axexas, S.A. de C.V. regarding El Salvador Property. (3)

10.12	Interim Credit Facility with Teck Cominco regarding financing expenditures at El Salvador Property. (4)

10.13	Property agreement with Apex Silver Mines Corporation regarding the San Jeronimo property. (5)

10.14	Property agreement with Apex Silver Mines Corporation regarding the El Priul property. (5)

31.1	Principal Executive Officer’s Certification

31.2	Principal Financial Officer’s Certification

32.1	Principal Executive and Financial Officers’ Certifications Pursuant to Section 906

(1)	Incorporated by reference to Western Silver Registration Statement on Form F-4 filed with the Commission on May 9, 1996.
(2)	Incorporated by reference to Western Silver pre-effective amendment no. 1 to Form F-4 filed with the Commission on May 28, 1996.
(3)	Submitted with Western Silver FORM 20-F filing for fiscal year ended September 30, 1997.
(4)	Submitted with Western Silver FORM 20-F filing for fiscal year ended September 30, 2001.
(5)	Submitted with Western Silver FORM 20-F filing for fiscal year ended September 30, 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and had duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2004	Western Silver Corporation

	By:	/s/ F. Dale Corman
Chief Executive Officer